
05008584

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Depfa Bank

*CURRENT ADDRESS


PROCESSED
JUN 07 2005
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34794 FISCAL YEAR 12-31-04

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A	(PROXY)	☐		

OICF/BY: dlw

DAT : 6/7/05

82-34794

ARIS
12-31-04


DEPFA
08:35 CHICAGO
14:35 DUBLIN
15:35 FRANKFURT
22:35 HONG KONG
15:35 COPENHAGEN
14:35 LONDON
15:35 MADRID
09:35 NEW YORK
16:35 NICOSIA
15:35 PARIS
15:35 ROME
06:35 SAN FRANCISCO
23:35 TOKYO

Group Accounts in accordance with US GAAP

ANNUAL REPORT 2004

DEPFA BANK plc



PERFORMANCE IN FINANCE

Group Financial Highlights based on Group Figures according to US GAAP except for the accounting treatment of discontinued operations



Group net profit after tax (€ m)
2002
2003
2004
236
370
540
0
110
220
330
440
550



Group cost/income ratio (%)
2002
2003
2004
23.8
18.1
19.3
0
5
10
15
20
25



Group RoE after tax (%)
2002
2003
2004
22.3
29.4
32.9
0
5
10
15
20
25
30



Group earnings per share (€)
2002
2003
2004
0.67
1.07
1.58
0
0.25
0.50
0.75
1.00
1.25
1.50
1.75



Share price performance in 2004
145
130
115
100
85
January
March
June
September
December
100 = 1.1.2004
DEPFA BANK
CDAX Banks Index
MSCI-World Financial Index
Dow Jones Euro STOXX Banks

Ratings	Fitch	Moody's	S&P
DEPFA BANK plc	F1+, AA–, B	P-1, Aa3, B	A-1+, AA-
DEPFA Deutsche Pfandbriefbank AG	F1+, AA–, B	P-1, Aa3, B	A-1, A+
DEPFA ACS BANK	F1+, AA–	P-1, Aa3, C	A-1+, AA-

Group Figures according to US GAAP except for the accounting treatment of discontinued operations

	1.1. – 31.12.2004 € m	1.1. – 31.12.2003 € m	Change € m	%
Earnings				
Total net interest income	419	359	60	16.7%
Net interest income incl. interest from derivatives	*427*	*370*	*57*	*15.4%*
Net commission income	66	89	-23	-25.8%
Income from sale of assets	357	104	253	243.3%
Trading result	-1	85	-86	-101.2%
of which from securities and derivatives	12	61	-49	
of which derivatives valuation	-21	13	-34	
of which interest	8	11	-3	
Total earnings	**841**	**637**	**204**	**32.0%**
Personnel expenditure	-100	-65	-35	53.8%
Other administrative expenditure	-55	-45	-10	22.2%
Depreciation and amortisation of intangible assets and property and equipment	-7	-5	-2	40.0%
Administrative expenditure	**-162**	**-115**	**-47**	**40.9%**
Other income and expenditure	-18	-42	24	
Provision for loan losses	-	-	-	
Income before income taxes	**661**	**480**	**181**	**37.7%**
Income taxes	-119	-96	-23	24.0%
Income after income taxes	**542**	**384**	**158**	**41.1%**
Minority interest income	-2	-14	12	-85.7%
Group net income	**540**	**370**	**170**	**45.9%**
Key ratios				
Cost/income ratio	19.3%	18.1%		
Earnings per share (€)	1.58	1.07	0.51	47.7%
RoE before tax	40.2%	37.1%		
RoE after tax	32.9%	29.4%		
Core capital ratio (Tier 1)	11.9%	12.7%		
Portfolio	**31.12.2004**	**31.12.2003**		
Public sector finance	152,802	138,935	13,867	10.0%
Outstanding securities including loans taken up	84,073	74,970	9,103	12.1%
Equity	1,903	1,378	525	38.1%
Total assets	**190,418**	**173,965**	**16,453**	**9.5%**

Group Figures according to US GAAP

	1.1. – 31.12.2004	1.1. – 31.12.2003	Change	
	€ m	€ m	€ m	%
Earnings				
Total net interest income	280	205	75	36.6%
Net interest income incl. interest from derivatives	*289*	*213*	*76*	*35.7%*
Net commission income	67	94	-27	-28.7%
Income from sale of assets	209	47	162	344.7%
Trading result	5	108	-103	-95.4%
of which from securities and derivatives	12	62	-50	
of which derivatives valuation	-16	38	-54	
of which interest	9	8	1	
Total revenues	**561**	**454**	**107**	**23.6%**
Personnel expenditure	-81	-48	-33	68.8%
Other administrative expenditure	-58	-41	-17	41.5%
Depreciation and amortisation of intangible assets and property and equipment	-4	-2	-2	100.0%
Administrative expenditure	**-143**	**-91**	**-52**	**57.1%**
Other income and expenditure	8	1	7	
Provision for loan losses	-	-	-	
Income before income taxes	**426**	**364**	**62**	**17.0%**
Income taxes & deferred taxes	-38	-48	10	-20.8%
Income after income taxes	**388**	**316**	**72**	**22.8%**
Profit attributable to minority interests	-	-4	4	-100.0%
Group net income from continuing operations	**388**	**312**	**76**	**24.4%**
Result from discontinued operations	152	58	94	162.1%
Group net income	**540**	**370**	**170**	**45.9%**

Contents

Company Profile


Chicago
New York
San Francisco

1922	Established in Berlin as a government agency bank
1991	Privatisation and IPO: Market Cap. € 400m
1993	Established DEPFA Bank Europe plc in Dublin to pursue international expansion
1998	Established DEPFA Investment Bank Ltd, Cyprus to expand business activities into Central and Eastern Europe. Expansion into the Japanese Market
1999	Established Infrastructure Finance Unit, Dublin to expand into infrastructure financing
2001/02	Reorganisation of the group • Spin-off of property activities • Relocation of head office to Dublin, adoption of Anglo-American Corporate Governance model
2003	Placing of shares of DEPFA Holding Verwaltungsgesellschaft mbH, 100% free float
2004	Expansion of product range and geographic reach Market capitalisation € 4.5bn


Copenhagen
Dublin
Amsterdam
London
Paris
Frankfurt
Madrid
Rome
Nicosia
Tokyo
Hong Kong

DEPFA BANK is a leading provider of financial services to public sector clients worldwide. The bank exclusively serves public sector authorities by providing for their financial needs with a broad range of products and services. It is a Dublin-based public limited company, incorporated under Irish law, with a network of subsidiaries and branch offices across Europe, as well as in the US, Japan and Hong Kong. Its shares are listed on the Frankfurt Stock Exchange, and with a market capitalisation of ca. € 4.5bn and a free float of 100% it counts among the top 30 companies on the German stock market. The Bank is regulated by the Irish Financial Services Regulatory Authority. The Bank's senior debt ratings stand at AA-, Aa3, AA- (Fitch, Moody's, S&P).

Letter to Shareholders

Following the sharp profit increases in recent years, we are often asked about potential for further growth. 2004 was indeed yet another record year, during which we were able to revise our profit guidance substantially upwards. Group net income ultimately rose by 46 % to € 540m.

Last year we set out on three initiatives that will enable us to further strengthen our business.

First, we are working hard to extend our product range. Given their budgetary constraints, our clients often demand innovative products, customised solutions and swift decisions from us. Examples of new products are liquidity and credit facilities in our US business, advice on debt structuring and privatisations of publicly-owned assets, as well as new funding products. In addition, we are putting in place a management system that will enable us to improve our cross-selling of products and strengthen our client relationships.

Second, we should mention our geographic expansion. In 2004, we generated new business totalling US$ 10bn in the US market, which made a substantial double-digit million contribution to profits. We will launch our financial guaranty business during the course of this year once we have received approval from the Irish Financial Services Regulatory Authority. We have already laid the essential groundwork in terms of acquiring the necessary licences for the US market, hiring specialists in this field and opening further offices in Chicago and San Francisco. We believe our investment banking activities offer further potential for our business development in the Asian markets, for example, in our capital markets business and advisory services for debt restructuring. On top of this, we retain a strong presence in investment banking in Central and Eastern Europe.

Apart from achieving future growth in new markets, we expect to continue to grow our budget finance and infrastructure finance businesses in our "domestic" European market.

Third, the disposal of our German subsidiary DEPFA Deutsche Pfandbriefbank AG is a further measure aimed at strengthening our business model. We announced our plans to sell this bank in March 2004. For historical reasons, DEPFA still has a high proportion of its business in Germany in terms of both assets and equity. The divestment will enable us to optimise and diversify our portfolio.

The sale of DEPFA Deutsche Pfandbriefbank AG does not, however, signal our withdrawal from the German market. On the contrary we will enhance a presence through a branch in Germany from which we serve our clients – public-sector entities and institutional investors.

A precondition for the sale of DEPFA Deutsche Pfandbriefbank AG was the successful performance of our Irish Asset Covered Securities business. DEPFA ACS Bank has proven that it is capable of issuing asset covered securities in the same volumes and at the same prices as DEPFA Deutsche Pfandbriefbank AG. In order to improve our cost effectiveness we have concentrated our long-term funding in DEPFA ACS BANK since 2004. At € 22bn, the volume of outstanding bonds issued by DEPFA ACS BANK more than doubled in 2004.

We continue to see considerable potential in our business with public-sector entities around the world. The three initiatives mentioned above are aimed at extending our market leadership over the medium to long term.

We will propose to the Annual General Meeting to be held in Dublin on 3 May this year that our dividend be raised from 12 cents to 17 cents per share. We are aware that this is a relatively low pay-out ratio. However, a strong capital base is necessary for our organic growth and good standing in the capital markets. We may be able to change to higher payout ratios in the future.

In common with many investors, we do not see DEPFA purely as a growth stock. Although our net income has risen by an average of 58 % p.a. in the past three years, it is important to emphasise that our business model is largely unaffected by cyclical changes or inflationary economic trends. In the same three years we have also strengthened the balance sheet by building up the equity base of the bank. Our high net asset value, outstanding asset quality and sound credit ratings have made the share popular with value investors as well.


Shareholder structure
Germany
20%
US/Canada
25%
UK
30%
Rest of Europe
18%
Employees
5%
Rest of World
2%

Gerhard Bruckermann
Chairman and CEO

Thomas M. Kolbeck
Vice Chairman and Deputy CEO

Management

(Members of the Executive Committee)



Gerhard Bruckermann
(Chairman & CEO)

Gerhard E. Bruckermann has been on the Management Board of DEPFA Group since 1991 and has acted as its spokesman since 2000. Gerhard Bruckermann previously held senior positions in the capital market divisions of Deutsche Bank AG and Westdeutsche Landesbank. The development and expansion of DEPFA's Public Finance Activities are widely credited to Gerhard Bruckermann's initiative and vision.



Thomas M. Kolbeck
(Vice Chairman & Deputy CEO)

Thomas M. Kolbeck joined DEPFA Group's Management Board in 1997. Prior to this, Thomas Kolbeck held various international management positions with Westdeutsche Landesbank. At DEPFA Group he has been instrumental in the international diversification of Public Finance activities and expansion of infrastructure financing and investment banking.



Dermot Cahillane

Dermot Cahillane joined DEPFA Bank Europe plc in 1993 as member of the Board of Directors and was appointed Managing Director in 1997. Prior to joining DEPFA Group, Dermot Cahillane held senior positions for many years in various national and international divisions of Allied Irish Bank ("AIB"). As a member of the Board of Directors of DEPFA BANK plc, Dermot Cahillane is responsible for Administration, Credit and Human Resources.



Fulvio V. Dobrich

Fulvio V. Dobrich has been CEO of DEPFA USA Inc. since 1998 and DEPFA UK Ltd. He previously held senior management positions at various US banks. As a member of the Board of DEPFA BANK plc, and the Co-CEO of DEPFA Investment Bank Ltd. Fulvio was responsible for the group's worldwide product range and its investment banking activities. On 15 February 2005 Fulvio resigned from his DEPFA positions in order to focus upon the establishment of a new emerging market fund. Fulvio will maintain a close working relationship with the Bank.



Reinhard Grzesik
(CFO)

Reinhard Grzesik joined DEPFA Group in 1996 serving as head of the corporate planning division until 2001. He previously worked in group development at Deutsche Bank AG. In late 2001, Reinhard Grzesik was appointed to the Management Board of DEPFA Deutsche Pfandbriefbank AG. As a member of the Board of Directors of DEPFA BANK plc, he is, as Chief Financial Officer, responsible for Accounting, Controlling and Corporate Development. In addition, Reinhard Grzesik is in charge of Group Operations.



Bo Heide-Ottosen

Bo Heide-Ottosen joined DEPFA in October 2004 as Managing Director and Head of Treasury. He previously held senior management positions in Scandinavia and worked as Executive VP and CFO at Nordic Investment Bank in Helsinki. As a member of the Executive Committee of DEPFA BANK plc Bo Heide-Ottosen is responsible for the Group's global Treasury including responsibility for balance sheet management.



Rolf Hengsteler

Rolf Hengsteler joined DEPFA Group in 1999 as Chief Operations Officer. Prior to this, the mathematician with a PhD in Business Administration worked for more than ten years in various front and back office functions for Frankfurt-based Citigroup. As a member of the Executive Committee of DEPFA BANK plc he is responsible for IT and Market Risk Control.



Jürgen Karcher

Jürgen Karcher joined DEPFA as a member of the Management Board in 2001. Prior to that, Jürgen Karcher held management positions at Salomon Brothers, Morgan Stanley, Commerzbank AG and Deutsche Bank AG. Jürgen Karcher left the Board of Directors of DEPFA BANK plc and became CEO of Deutsche Pfandbriefbank on 1 January 2005.




09:35am, 40°45′ N 74°00′ W
DEPFA BANK, New York




FIFTH AVENUE




Management Discussion 2004







11:35 pm, 35°42′ N 139°46′ O
DEPFA BANK, Tokyo



Management Discussion

We operate in one business segment only, this being the supply of financial services to the public sector, providing comprehensive products and services such as advisory services, infrastructural and public finance.

Asset Gathering and Financial Services

In 2004 we continued to strengthen our client relationships with public-sector entities around the world. However, this encouraging development commits us to continue building our product range as growing



Public Sector Client
Liquidity Management Products
Securitisation
Advisory Services
Infrastructure Financing
Assets
Liquidity
Debtors
Fixed Assets
Liabilities
Short term Debt
Creditors
Bonds & Loans
Interest Rate Risk Management
Securitisation
Interest Rate Risk Management
Syndicated Loans
Private Placements Bond Issues
Rating Advisory



New commitments since the IPO in 1991
2004
2003
2002
2001
2000
1999
1998
1997
1996
1995
1994
1993
1992
1991
0
10
20
30
40
50
60
70
€bn
Group total

budgetary restrictions demand more complex solutions and comprehensive client relationship management. Our business development is guided by our clients' needs and market trends.

Advisory Services Group

In 2004 we created a new area of expertise, the **Advisory Services Group**, which provides strategic and transaction-related advice. The unit which was set up in January 2004 helps public-sector entities monetise publicly-owned assets and activities. This may entail outright privatisation, the sale and leaseback of assets, securitisation of income streams, outsourcing of services, the use of concessions to undertake new investments or the upgrading, operation and maintenance of existing investments. In addition, it provides services to support the realisation of new investment or different forms of private sector participation.


Developments of government financial balances
Surplus (+)/ Deficit (-) as a % of GDP
6.0
4.0
2.0
0.0
-2.0
-4.0
-6.0
-8.0
-10.0
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004e
2005e
2006e
Canada
Spain
Ireland
Euro Area
Germany
France
Italy
United States
Japan
Source: OECD

The circumstances that lead governments and state enterprises to consider the privatisation of publicly-owned assets are very often similar in nature to those that would call for off-balance-sheet approaches to the financing of infrastructure. For this reason, the Advisory Services Group works closely with our infrastructure finance team and our locally-based business development teams.

2004 Key Mandates Awarded

The Advisory Services Group was awarded the following mandates in 2004, all of which are still on-going and are expected to reach closure in the course of 2005:

Maynack Project Company, Kazakhstan: We are advisers on the structuring and financing of the completion of a hydroelectric power plant which is required to reduce the amount sourced from thermal generation and from imports. (Approximate investment amount € 300m).

Municipal Bank, Bulgaria: We are providing advice on corporate strategy.

Chang Chun Longhua Light Rail Transport Co. Ltd., China: DEPFA is advising on the structuring and financing of the expansion of the City's light rail system with private sector participation. (Approximate investment value € 200m).

Infrastructure Finance

Infrastructure finance has become a globally growing market that increasingly comprises not only Western Europe but also the eastern European countries, Japan and the USA.

DEPFA's infrastructure finance activities continued to grow successfully during 2004, with new teams being established in New York and Madrid to complement our existing locally-based teams in London, Paris, Rome and Tokyo in addition to the team in Dublin.

This local presence enables us to better serve the increasing demands of the various local markets in which the Bank operates. These local teams assist our clients by providing strategic advice and long-term funding for core public infrastructure projects in the roads, rail, schools, hospitals, water and waste management sectors.

Lending: Major transactions completed during the year included the lead arranging and underwriting of infrastructure loans in the UK, USA, Ireland, Italy, Japan, Germany, Portugal and Korea. The loan portfolio at 31 December 2004 amounted to € 2.6bn of commitments (2003: € 2.2bn), though total BIS risk-weighted assets decreased to € 1.3bn (2003: € 1.6bn) due to the securitisation of part of the loan portfolio. Credit risk management forms an integral part of the Infrastructure Finance Unit's activity and close attention is paid to ensure that the loan portfolio is diversified across different countries and infrastructure sectors, without undue concentration of exposure towards any private-sector corporate counterparties. At the year end, the portfolio consisted of 81 transactions (2003: 74) in 17 different countries (2003: 17).

In addition to direct lending, added value for the Bank was generated from a number of long-term interest rate swap transactions with infrastructure borrowers. Financial advisory assignments were also undertaken for a number of government and municipal clients to assist in their evaluation and realisation of new infrastructure schemes.


Infrastructure Commitments by Sector at 31.12.04
Toll Roads
24.8%
Schools
14.6%
Rail/Metro
12.8%
Prisons
1.2%
Public Buildings
8.5%
Waste Mgmt.
1.8%
Water
2.5%
Bridges/ Tunnels
1.9%
Hospitals
13.2%
Other Roads
18.7%
Total commitments € 2.6bn
does not include the effect of securitisation


Infrastructure Commitments by Country at 31.12.04
UK
44.2%
Sweden
1.0%
Spain
4.4%
Portugal
10.6%
Poland
0.5%
Korea
1.7%
Japan
4.8%
Italy
8.2%
Ireland
2.4%
USA
10.8%
Bulgaria
0.2%
Croatia
1.4%
Czech
1.3%
France
4.4%
Germany
2.8%
Hungary
0.7%
Iceland
0.6%
does not include the effect of securitisation

2004 – Key Infrastructure Financing Transactions	
Tube Lines Ltd UK	Tube Lines, a private sector company, was awarded the 30-year Public Private Partnership contract to manage, maintain and upgrade the Jubilee, Northern & Piccadilly underground lines in 2002 by London Underground Limited. In May 2004, the original 25-year project finance loan (in which DEPFA was a lead arranger and underwriter) was refinanced by a structured bond issue, the senior tranches of which amounted to more than £ 1.5bn (approx. € 2.1bn) and were purchased by DEPFA for our own book on the strength of the direct assignment of guaranteed payments from Transport for London.

Securitisation: The major highlight last year was the successful closing of a synthetic collateralised loan obligation (CLO) £ 400m (approx. € 560m) of a portfolio of UK Private Finance Initiative (PFI) loans to private-sector entities contracted by UK public-sector authorities to build, operate and finance public infrastructure projects in the school, water treatment, prison, hospital and road sectors. This was a complex structured transaction involving the establishment of a special-purpose vehicle, Essential Public Infrastructure Capital plc (EPIC), through which the junior tranches (rated AAA to BB) of the deal were placed with a small group of high-quality institutional investors. This is the first time that a bank has successfully securitised this type of asset. The strong demand and attractive pricing we achieved demonstrates the increasing market appetite for this asset class, underpinned of course by the good investment-grade credit ratings of the underlying assets. Its innovative structure was given recognition by "The Banker", which awarded this transaction the accolade of "2004 Deal of the Year in Ireland".

The benefits to the Bank from this transaction not only include the transfer of credit risk, the release of regulatory capital and the consequent improvement in the profitability of this business area but, importantly for the future, it has established an efficient mechanism through which we can manage our exposures to the infrastructure sector and assist our public-sector client base by delivering increased volumes of specialist long-term funding at competitive pricing levels.

Our strong deal origination and funding capability, combined with our ability to manage and place infrastructure credit risk with institutional investors, as demonstrated by the EPIC CLO transaction, lent credence to the Bank's capability to deliver complex and innovative solutions for our clients. We were awarded "Bank of the Year for 2004 for Europe, Middle East and Africa" by Project Finance International magazine for our excellence in European infrastructure financing.

Securitisation

The **securitisation** of portfolios is another part of our product range. Our new unit began arranging and co-arranging securitisation deals in May 2004 by using our relationships with major originators and deal arrangers throughout Europe. As a principle, we lend credit only to government and sub-government entities. Our efforts focus on the G7 and other EU countries, with selected business being undertaken in other eastern European and Asian states. Asset securitisation has become a widely accepted risk diversification technique in Europe, and a growing

2004 – Key Transaction

City of Czestochowa Poland Rating adviser	In February, the city of Czestochowa appointed DEPFA as its adviser to obtain an international debt rating. DEPFA liaised directly with the city administration to assist in the preparation of data and a presentation to Fitch, a rating agency. An investment-grade rating assignment of BBB- was announced in October 2004, the highest for any non-regional capital in Poland.

number of state borrowers are utilising this technique to finance their budget deficits or to reduce outstanding debt. Many individual European jurisdictions have taken legislative, regulatory and other steps to promote a more hospitable environment to develop this financing practice. We originate this business at primary issuance level through our regional business development units as well as in the secondary markets through our asset trading desk.

Rating Advisory Service

Our **rating advisory service** is another integral part of our advisory services. Our credit team advises municipalities, local authorities and regions on how to conduct their credit rating processes. Our rating advisory service is based on our internal rating analysis, encompassing more than 4,200 public-sector clients globally. This means we have a unique methodology for rating the public sector. Our rating advisory mandates underscore the acceptance of the Bank and its special expertise in this area. In the past, the Bank's credit risk team typically served clients in Western Europe in their rating processes and advised major entities such as the City of Madrid and the Region of Veneto. More recently, we have also worked with the City of Czestochowa in Poland and the City of Almaty in Kazakhstan in preparing their ratings.

Investment Banking

Our **Investment banking activities** focus primarily on public-sector issuers in the converging and emerging markets. Our product range encompasses the execution of capital market transactions of sovereign and sub-sovereign clients as well as advisory services, secondary market investments and trading. Through the strong client franchise of our 100 % subsidiary DEPFA Investment Bank Ltd (DIBL) we are well-positioned to generate credit facilities and originate public-sector bonds. As arranger we place these assets in the markets. Credit derivatives in the form of credit default swaps play an increasingly important part in our investment banking activities.


DEPFA Investment Bank Ltd
Financial Performance
Net profit
€ m
57
37
70
95
110
2000
2001
2002
2003
2004


Credit Derivatives
High Grade Europe
95%
Converging Europe
0.6%
US
4%
Emerging Markets
0.4%

2004 – Key Investment Banking Transactions

Donau-Bank AG Austria/Russia US$ 100m Mandated arranger	DIBL structured and arranged a US$ 100m three-year term loan for Donau-Bank AG, the Austrian subsidiary bank of the state-owned Russian Bank for Foreign Trade. This syndication was highly successful and the size of the transaction was increased from an initial US$ 40m to its final size of US$ 100m. It was placed primarily with European and UK-based institutions, with a significant portion being taken up by Asian banks.

2004 – Key Investment Banking Transactions

Moscow Municipal Bank (Bank of Moscow)

Russia

US$ 100m

Mandated arranger

DIBL structured and arranged jointly with Donau-Bank AG a US$ 100m two-year term loan for this investment-grade rated bank, which is majority-owned (62.7%) by the city of Moscow. Bank of Moscow is the fifth-largest bank in Russia and this transaction represented the first international loan transaction that the Bank has undertaken. This was subsequently placed by way of primary syndication and secondary sales with DIBL's European and, in some cases, Asian banking investor base.

2004 – Key Investment Banking Transactions

Constructura Internacional de Infrastructura, S.A. de C.V.(CIISA)

Mexico

US$ 452 million

Lead arranger

DIBL participated with US$ 50m as a lead arranger in this secured construction financing for CIISA under a public-works contract for Comision Federal de Electricidad (CFE). The transaction was investment-grade rated and was placed with DIBL's specialised structured finance client base in Europe and the US.

2004 – Key Investment Banking Transactions

City of Almaty

Kazakhstan

US$ 40m

Mandated arranger

In August, DEPFA was appointed as financial advisor to the City of Almaty in Kazakhstan for a range of key strategic investment projects, inter alia, the securitisation of Airport receivables, and also a Mass Rapid Transit System for the City. DEPFA also acted as the City's rating adviser in obtaining a rating from Moody's.

US Business

When it comes to DEPFA BANK's geographic expansion, the growth of the **US business** undoubtedly takes centre stage in 2004. This is both the last mature market that we are entering, as well as being the world's largest for public finance. American public finance markets and products differ hugely from our European business. The only comparable product is long-term bond financing via taxable general obligations. We take these to the Bank's balance sheet and refinance on the liability side. In the US, we also have a significant amount of off-balance


A decade of Municipal Bond Issuance
400
350
300
250
200
150
100
50
US$ bn 0
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
tax-exempt
taxable

sheet business exposure encompassing letters of credit and liquidity support facilities. Credit and liquidity enhancement as provided by commercial banks is almost entirely for variable-rate deals (interest on the bonds is adjusted weekly) and the maturity of the credit or liquidity facility is usually five years or less. This business volume amounts to between US$ 15bn and US$ 30bn annually.

Financial Guaranty

To gain access to this market, DEPFA is currently setting up a **financial guaranty** company, DEPFA ASSURANCE. In conformity with our focus on public-sector clients, the new financial guaranty company will concentrate on public-sector finance and infrastructure project finance markets in the US and Europe.


Country breakdown new commitments 2004
Austria
1%
Japan
21%
Spain
8%
France
3%
Italy
6%
Germany
25%
Canada
2%
UK
7%
Greece
3%
USA
14%
Switzerland
1%
Others
9%
excluding DEPFA Deutsche Pfandbriefbank AG

In 2004, our New York branch (converted from an agency in September 2004) closed over US$ 6bn of mainly credit and liquidity support related business, including a US$ 750m liquidity support facility for the state of California's issuance of economic recovery bonds. We also provided over US$ 500m in liquidity support for New York City's metro company (MTA). In what we believe is the largest direct placement of bonds by a student loan issuer we purchased US$ 500m of bonds issued by Educational Funding of the South, a Tennessee-based not-for-profit entity and leading provider of student loans in the United States. Our total volume of US business (on- and off-balance sheet) amounted to US$ 11bn at the end of 2004.

Budget Financing

DEPFA BANK's key product remains public sector **budget financing**. With a financing volume of approximately €152bn and new commitments for the year 2004 totalling € 70bn, we continue to be the leading specialist in budget financing for the public sector. We support our clients in their complex financial decisions by structuring financial solutions geared to their specific requirements. This very often includes the provision of investment banking products that have often become surrogates for budget finance instruments.

Regional Trends in Europe

DEPFA BANK can be described as a group that operates around the world but with roots strongly implanted in Europe. Our business serves exclusively sovereign and sub-sovereign entities and institutional investors.

In **France** and the **Benelux countries** we have pursued a strategy of forging close relationships and developing a cross-selling capability. This has helped maintain a significant level of business activity in all markets and has been particularly successful in terms of repeat business with some of our key clients. New financing volumes have typically carried an average rating in the upper AA range, reflecting the standards of asset quality prescribed for business origination.

In **France**, the domination of the market by the domestic banks has kept pressure on margins, which has not stopped us generating a large amount of new business with large local authorities at regional, departmental and municipal level. We were able to benefit from the demand for structured products and derivatives and from the growing requirement of clients to diversify their sources of financing, given that their financing needs are likely to grow in the years to come.
As well as providing diversified financial services we also provide advisory services. Our local team is advising the Ministry of Transport with respect to the granting of a concession on the A65 motorway and is also acting as financial adviser for a major railway project. In addition, we are also well placed to tap into the nascent Public Private Partnership market which in 2004 saw the first tenders for projects in the health and prison sectors.

In **Belgium**, our sustained marketing effort and focus on key client relationships allowed us to make headway in both the long-term lending and derivatives business. This raised our market profile in the country. We succeeded in increasing business volumes significantly.

The Bank also intensified its primary coverage in the **Netherlands.** In a market largely controlled by two local public-sector banks, we were still able to do business with a large number of public-sector entities, most of which are rated AAA on our internal scale.

Despite a highly competitive market environment, DEPFA has continued to deepen its relationships with public sector authorities in **Italy** and has succeeded in distributing new products to its client base. Many of the new products offered were innovative and "first in their class", thereby enhancing the bank's strong franchise and market leader position.
Traditional lending activities have again proven to be a major source of revenue especially with the large central government borrowers. However the sub-sovereign sector (Regions, Provinces and Cities) has shown an increased demand for more structured, tailor-made products. The latter product type has enabled DEPFA to achieve good returns on equity.

DEPFA acted as sole arranger for a water project involving a 20-year concession to upgrade, operate and maintain an integrated water supply and waste water treatment service for the ATO 2 area of Basso Valdarno in Tuscany. Another highlight was the sole arrangement of the Minimetro project financing for a new light rail link between Pian Massiano to Monteluce in Perugia (Umbria).

In October 2004 DEPFA participated in a € 300m financing for Salerno Reggio Calabria SCpA ("SRC"), a special purpose company 51%-owned by Impregilo SPA and 49 % by Società Condotte d'Acqua SpA ("Condotte"). The purpose of this financing was to undertake construction and refurbishment work of certain sections of the A3 between Gioia Tauro and Scilla as part of the Italian government's three-year ANAS (Italian State Road Maintenance Company) plan. SRC's financing represents about 30 % of the original tender value that ANAS shall reimburse in full only upon completion. This is the first time that financing has been successfully raised for a general contractor contract. The innovative financing scheme combines elements of factoring and project finance and does not rely on full corporate guarantees from Condotte and Impregilo.

In **Switzerland**, new business activity with cantons and big cities remained strong. Close relationships led to successful deals in areas such as short- and long-term lending, project-related finance and derivatives.

The **Nordic region** is characterised by public-sector entities with very strong balance sheets and relatively limited borrowing needs. With this in mind it has been our strategic aim to diversify our activities away from traditional long-term lending towards more value-added products. In 2004, more resources were successfully channelled to structured lending and derivatives transactions. As a result, traditional lending in 2004 accounted for less than 40 % of income generated in Denmark, Finland, Iceland, Norway and Sweden. This was accomplished through close interaction with clients, allowing DEPFA to gain valuable insights and a better understanding of their financial needs. In particular, our ability to offer free advice on a variety of risk management issues led to interesting business opportunities.

The ratings of public authorities in **Spain** improved last year, causing prices to tighten, in part due to improved market liquidity. We have a very strong position in Spanish public-sector finance, being the no. 2 player in this market and we were involved in almost every major deal in 2004. Our most important transactions included a number of loans with different entities from the region of Catalonia (universities and infrastructure companies), a € 1bn bilateral loan to AENA (National Airport Authority), a € 500m loan to the City of Madrid in which we were joint-lead manager and underwriter, and a € 100m bond issue with the City of Barcelona. In addition, DEPFA acted as joint-lead manager and underwriter in a € 1.8bn securitisation of public-sector loans.

In **Portugal**, the government continues to control public-sector debt and budget deficits very tightly in order to comply with the EU Stability Pact. The announcement of early elections slowed financial activity towards the end of 2004. We were lead manager and underwriter of a € 215m bond issued for the Lisbon transport company Carris, which was guaranteed by the government of Portugal. Other transactions in the Portuguese market included two loans for public-sector entities in the Azores region and a € 250m swap with the Portuguese railway transport company Caminhos de Ferro.

In **Ireland**, our exposure to the public finance market increased by 60 % to € 195m in 2004. Client coverage was expanded to include new entities and several new customers. Business was transacted with a variety of County, City, Town Councils and State entities. Clients include Cork, Dublin and Waterford Councils. Loan transactions are the most popular form of financing in Ireland. We have utilised our loan facility with the European Investment Bank to provide attractive pricing to the Irish local authorities. The Irish government, which approves all borrowing by local authorities, imposes strict limits on borrowing as part of the Maastricht criteria. The government set a ceiling for local authority borrowing of € 250m in 2004.

Our direct business in **Canada** increased by 600 % in 2004. New issuance of approx. € 1bn was concluded directly at provincial and municipal level. The majority of new transactions were Euro Canadian issues.

In **Greece**, competition remains strong and spreads tight despite the recent sovereign downgrades. Key transactions in 2004 included new business totalling € 550m with the Ministry of Finance.

Funding

Our announcement in March 2004 that we intended to sell DEPFA Deutsche Pfandbriefbank AG did not adversely affect the Group's funding. We deliberately decided to make our disposal plans known from the outset because we believe in transparency. This approach was well received by the money and capital markets. In 2004, as in the previous year, we managed to obtain an overall funding rate below Euribor by using a mix of short- and long-term borrowing.

Capital Markets

Our Capital Markets team is responsible for the long-term funding of the Bank and for the positioning of the Bank's issuing entities in the international capital markets. The Bank is recognised as a quasi-agency AAA



Average long-term Funding Level per Amount in 2004
25
20
15
10
5
0
Volume
€bn
JAN FEB MAR APR MAY JUN JUL AUG SEP OCT NOV DEC
10.0
8.0
6.0
4.0
2.0
0.0
-2.0
Exp. Level
Euribor bp
Volume
Level

issuer by investors and investment banks alike, and is seen as the benchmark in the European covered-bond markets. The Bank's benchmark issues are comparable in pricing, liquidity and performance to the smaller European public-sector agency issuers and are traded on all the major electronic platforms (EuroMTS, Tradeweb, EurexBonds). DEPFA's position as the foremost issuer in the Irish Asset Covered Securities (ACS) market has been established to complement its longstanding position in the Pfandbrief market. The Bank continues to develop the most liquid and complete ACS curve in the market. The strength of the ACS legislation has now been proven. DEPFA remains at the forefront of what is an increasingly mature Irish covered-bond market, providing investors with access to a broadly diversified asset pool with exceptionally strong investor protection.

The Bank is an active participant in the MTN markets, providing investment opportunities in DEPFA's AAA rated ACS and Pfandbrief and AA- senior unsecured names. We execute transactions in a wide range of structures, currencies and maturities and provide a swift response to investor enquiries.

In 2004, the Bank raised € 22bn of long-term funding at a cost just marginally over Euribor. As this figure is for combined secured and senior unsecured funding, it is a reflection of the strength of market access and global reach that DEPFA enjoys.

The Bank prioritises ongoing access to a diversified group of investors. The mix of benchmark and non-benchmark funding is optimised to ensure the widest-possible distribution of our securities.


Long-term Funding Breakdown
Private Placements 24%
Benchmark Transactions 49%
Other Public Transactions 27%
Type
USD 15%
CHF 5%
GBP 5%
EUR 67%
JPY 4%
Other 4%
Currency
(excluding DEPFA Deutsche Pfandbriefbank AG)

Money Markets

DEPFA BANK's money market desk is primarily responsible for managing the group's liquidity risk and diversifying the short-term funding base. The team is based in Dublin, Frankfurt, Tokyo and New York. We are a leading participant in the international money markets. To develop and raise our profile on the international money markets, the team focuses on a number of areas:

- liquidity management up to two years
- short-term debt issuance programmes
- DEPFA BANK's central bank refinancing operations
- DEPFA BANK's repo activity
- short-term FX/interest-rate hedging strategies
- DEPFA BANK's cash collateral management.

In order to continue to diversify our funding base, we established a French commercial paper programme and will add a Swedish and Canadian commercial paper programme in early 2005. We will start to issue Yankee certificates of deposit from our New York branch in 2005 and anticipate significant growth.

We are actively involved in the interbank, euro/US commercial paper and repo markets, sourcing a range of currencies and maturities.

We are recognised as one of the leading and most innovative commercial paper issuers globally. We provided further proof of our innovation in May by issuing our first US$ extendible note to 2a7 money market funds, based in the US (Under section 2a7 of the US Investment Companies Act,1940, money market funds are required to restrict their investment to low risk and highly liquid short term assets). Our internal sales team continues to be the primary distribution channel for our commercial paper programmes.

Institutional Sales

Treasury's Institutional Sales teams are located in Dublin, New York and Tokyo. These teams serve the world's most important institutional investors through the marketing and sales of our own liability products. Products include euro commercial paper, London CDs, French CDs, eurodollar CDs, Yankee CDs, medium-term notes and private placements of AAA rated covered bonds (ACS). We are also a large depository counterpart of central banks and public-sector entities worldwide. Our sales teams work directly with 264 institutional clients globally, of which 66 are public institutions, 109 are asset managers, and 89 are insurance companies, private-sector banks and corporates.

This widely diversified customer base is an important franchise for the Bank, providing a constant flow of liquidity and offering a platform for numerous cross-selling opportunities.


Outstandings by Product 2004
ECP/CDs
31%
Deposits
47%
Repo
4%
Yankee+
Eurodollar CDs
10%
Private
Placement
Longer
Dated Bonds
8%
(excluding DEPFA Deutsche Pfandbriefbank AG)


Outstandings by Category 2004
Private Banks
9%
Asset Managers
31%
Other*
17%
Central Banks
43%
* "Other" includes building societies, insurance/reinsurance companies and corporates
(excluding DEPFA Deutsche Pfandbriefbank AG)

Outlook

DEPFA BANK has established itself as one of the leading providers of financial services to public-sector entities around the world. In 2004 we took major strategic steps to further strengthen our presence and enhance our product range. 2005 will be all about translating the processes and measures we have initiated into more client transactions.

In 2005 we will conduct our insurance business through DEPFA ASSURANCE and continue to expand our footprint in the US by opening offices in Florida and Texas. Alongside our existing franchise in central and eastern Europe, we will increasingly focus on our Asian investment banking activities.

One important initiative in 2005 will be our client relationship management (CRM) programme. The aim of this programme is to devise the best-possible solutions to the fiscal problems facing our public-sector clientele. To this end we have already set up a Dublin-based team which works across geographic regions and supports the local relationship managers. We are working on a client information system and various tools for analysing market and product data. This system will assign broader client responsibility to locally-based relationship managers and enable them to devise the optimum business plan for each client.


11
12
1
10
2
9
3
8
4
7
6
5


03:35pm, 48°52' N 2°20' O
DEPFA BANK, Paris









The share 2004



的士
TAXI





10:35pm, 22°17′ N 114°09′ O
DEPFA BANK, HongKong

The DEPFA BANK share

The DEPFA share continued to provide shareholders with an excellent return on investment in 2004. The share price rose by 20 % during the course of the year, outperforming all the major indices; such as the Dow Jones Eurostoxx (+9%), the MSCI Financials (+15%), and the MDAX (+19%), and is at the upper end of the scale on a comparison of major European banks. This positive development in 2004 builds on the long-term gains since the company started trading as a stand-alone public finance bank in June 2002 where the total shareholder return (including reinvested dividends) amounted to 108 %.

It was only towards the end of the year that the share price began to realise some of its long-term potential, especially in the light of excellent interim earnings figures derived from all business activities. Clearly, one of the major factors that has unsettled the markets has been the delay in the sale of the Bank's subsidiary in Germany, Deutsche Pfandbriefbank AG. Though we had expected to complete the sale by the end of September a major overhaul of the German Pfandbrief legislation announced in the summer added a whole new dimension to negotiations with potential buyers. In our view, key changes under the proposed legislation actually enhance the intrinsic profitability of the Pfandbriefbank and will do much to stimulate activity in this bank segment, of which the Pfandbriefbank is one of the leading players.

The issue of the sale of the German subsidiary combined with a period of upheaval in the shareholder base (after the increase in the free float to 100 % in November 2003) accounted for intermittent phases of volatility in the share price in 2004. Clearly, it has taken time to absorb an additional major influx of investors and to properly embed the new 40 % portion of the free float among a wider group of committed long term investors who are fully at ease with our unique business model which has very few direct peers in the banking sector. Therefore, it has been a major priority to increase communications with investors with a view to stabilising the shareholder base over the long term. Over the course of 2004, we held approximately 450 one-on-one meetings with investors.

Turnover in our shares immediately improved after the share placement in November 2003 and during the course of 2004 settled to a level that is three times higher than the historical average. The removal of a 'liquidity discount' that had long been a drag on the share price in the past marked an important breakthrough, allowing us to obtain full acceptance in the markets as a fully fledged top tier financial stock. For example, the rise in liquidity was an important factor in ensuring entry to the MSCI World Financials index in May 2004. DEPFA carried out a 10 for 1 share split on 3 May, further underlining the company's willingness to increase the attractiveness of the share.

Investors gave more credit to our core fundamentals following our upward revision of our profit guidance from € 400m to € 450m and an improvement in the market sentiment for fixed income business.

Major geographical changes in investor mix	Today (Feb 2005)	Before placement (Nov. 2003)
Germany	20 %	60 %
United States/Canada	25 %	13 %
UK	30 %	14 %
Rest of Europe	18 %	10 %
Employees	5 %	3 %
Rest of the world	2 %	0 %

Share price data (after share-split 1:10 of 3rd May 2004)	2004	2003
Number of shares outstanding	353,019,720	353,019,720
EPS (€)-Group/continuing operations	1.58/1.13	1.07/0.90
Dividend per share (€)	0.17	0.12
Payout ratio Group (%)	11	11
Book value (equity incl. retained earnings) per share (€)	5.56	4.03
Share price year high (€)	13.28	10.01
Share price year low (€)	10.15	3.25
Price/earnings ratio high	8.41	9.36
Price/earnings ratio low	6.43	3.04
Price/book value high	2.39	2.48
Price/book value low	1.83	0.81

Share price performance in 2004


145
130
115
100
85
January
March
June
September
December
100 = 1.1.2004
DEPFA BANK
CDAX Banks Index
MSCI-World Financial Index
Dow Jones Euro STOXX Banks





03:35pm, 41°54' N 12°29' O
DEPFA BANK, Rome











Employees 2004











04:35pm, 35°11' N 33°23' O
DEPFA BANK, Nicosia

Employees

The 16.5 % increase in our headcount to 430 in 2004 reflects our geographic expansion and the ongoing extension of our product range. This geographic growth included the expansion of our presence in the USA, which involved the hiring of new staff in New York and the opening of offices in Chicago and San Francisco. We will need to raise our staffing levels in the US further in 2005 in order to build up our financial guaranty business. New staff members were hired to strengthen our regional offices in Europe and to expand customer relationship management and cross-selling. The key areas of focus are the growing markets for infrastructure finance, privatisation and advisory services. In Asia, we increased our presence in our Hong Kong office. This office will leverage off DEPFA's investment banking expertise and establish new client relationships in the continent's emerging markets.

Despite the fact that our staffing levels have risen constantly in recent years, we continue to be an extremely lean organisation. A workforce comprising of only 430 employees caters to the needs of the public finance operation encompassing a balance sheet in excess of € 190bn. Our wholesale banking structure and the high degree of personal commitment demonstrated by all our employees around the world enables us to achieve high levels of staff efficiency. The dedication shown by our staff is based on a philosophy of partnership, reflected in the close correlation between remuneration and performance. This means that at least 50 % of our total personnel costs are variable. Staff members participate in DEPFA's incentive compensation programme.

Growth in staffing levels is also transforming our corporate identity – our staff are now every bit as international as our business. On 31 December 2004 they comprised 25 different nationalities. In addition to hiring people with dual nationality or a multicultural background, we attach particular importance to the regular exchange of staff between our offices around the world. Many of them are given the opportunity to relocate and, in doing so, to change the direction of their careers, familiarise themselves with the various aspects of public-sector finance and capital markets business and, at the same time, to expand their own horizons. This high degree of flexibility is facilitated by the low average age of our staff worldwide, almost 60 % of whom are aged under 35.

DEPFA BANK plc staff numbers

Age bracket	DEPFA BANK plc	DEPFA Deutsche Pfandbriefbank AG	DEPFA Investment Bank Ltd.	Grand Total
20 – 29	96	11	15	122
30 – 39	133	58	6	197
40 – 49	44	24	9	77
50 – 59	18	9	3	30
60+	2	2	0	4
Grand Total	**293**	**104**	**33**	**430**

The Bank in its Social Environment

Erasmus

We continue to actively support the DEPFA scholarship scheme initiated by the University of Dublin (Trinity College). Each year, 8 to 10 students in the business and economics faculties of Trinity College benefit by participating in an exchange programme with a designated University or equivalent in France, Germany or Belgium. This concurs with our endeavour to enhance cross-cultural cooperation and understanding.

Concern

In the 2003 annual report, we referred to our decision to actively support the fight against world famine by forging a working relationship with Concern, an Irish-based non-governmental, non denominational and non-profit organisation (a.k.a. NGO). Throughout 2004, our financial support was complemented by the secondment of DEPFA staff to Concern, to support its work in sustainable development projects in the following ways:

1. **The Micro-Finance Project in Cambodia (AMK)** – Apart from committing to support AMK financially, € 50,000 monthly in 2004, our IT department helped develop and finance the AMK website www.amkcambodia.com, giving AMK global exposure. Moreover, Gerhard Bruckermann was appointed to the Board of AMK and Hajo Leucht, chief internal auditor for DEPFA BANK, joined the AMK Audit Committee.
2. **Internal Audit of Concern Regional Office in Eritrea** – The assignment involved engaging a DEPFA staff member to perform the standard internal audit on behalf of Concern Worldwide. This included the review and testing of all field systems and working with country management in order to develop a plan to fix any weaknesses identified.
3. **IT Audit, Dublin** – The task involved conducting an in-depth IT network security audit and identifying areas in need of improvement.

Further opportunities have been identified that will require the engagement of our staff members in either a technical capacity at home or overseas by adopting a hands-on approach. One of these is an educational project in Mozambique.

It is less common for private institutions to contribute by lending their core skills, rather than restricting their participation to the mere signing of cheques. We have concluded that direct interaction is essential to achieve a better understanding of the real issues that afflict many parts of the world today.


11
12
1
10
2
9
3
8
4
6
5



02:35pm, 53°20′ N 6°15′ W
DEPFA BANK, Dublin




DEPFA BANK

Business Development 2004



DEPFA BANK plc






THE TEMPLE BAR
THE TEMPLE BAR

Business Development

In March 2004, we announced our intention to dispose of DEPFA Deutsche Pfandbriefbank AG ("Pfandbriefbank"). To prepare for this transaction we sold certain loan portfolios and thereby realised profits which were inherent in these loan portfolios but were unrealised. This increases the potential of capital transfers from Pfandbriefbank to DEPFA BANK plc and, as a consequence, lowers the potential nominal purchase price arising from any sale of this subsidiary. By reducing the nominal purchase price, we have been able to attract more interest from potential buyers.

The sale of our German subsidiary will allow us to optimise our business model. We have already successfully duplicated our Pfandbriefbank platform in the Irish ACS market. Therefore, it would be an inefficient use of resources to maintain two evenly matched covered bond vehicles within the same Group. Secondly, the sale will lead to a more diversified and balanced asset portfolio with no bias towards any particular country or market. Thirdly, it would also substantially reduce the leverage of the Bank.

The results of the Pfandbriefbank have been accounted for as discontinued operations and are classified as a one line item in the Group profit and loss account under operating result from discontinued operations. The assets and liabilities of the Pfandbriefbank are classified as one line items in the Group balance sheet as assets held for sale and liabilities held for sale. Therefore, continuing revenues and expenses in the Group profit and loss account under US GAAP do not include Pfandbriefbank results nor do continuing assets and liabilities under US GAAP include Pfandbriefbank assets and liabilities.

Our discussion on the various profit and loss account headings is based on continuing operations. However, we do separately discuss the individual revenue and expense items in respect of discontinued operations.

Profit and Loss Account

€ m	GROUP P&L 31 December 2004				GROUP P&L 31 December 2003			
	Continuing Operations	Discon-tinued operations	Consoli-dation	Group	Continuing Operations	Discon-tinued operations	Consoli-dation	Group
Net interest income	280	139	-	419	205	163	-	368
Net commission income	67	-1	-	66	94	-5	-	89
Income from sale of assets	209	148		357	47	65		112
Trading result	5	-6		-1	108	-15		93
Other income	10	17	-24	3	3	11	-11	3
Operating income	**571**	**297**	**-24**	**844**	**457**	**219**	**-11**	**665**
General administrative expenses	-139	-34	18	-155	-89	-32	11	-110
Depreciation and amortisation of intangible assets and property and equipment	-4	-3		-7	-2	-3		-5
Other expenditure	-2	-25	6	-21	-2	-71		-73
Operating results before provision for loan losses	**426**	**235**	**-**	**661**	**364**	**113**	**-**	**477**
Provision for loan losses	-	-	-	-	-	-		-
Income before income taxes	**426**	**235**	**-**	**661**	**364**	**113**	**-**	**477**
Income taxes	-38	-81	-	-119	-48	-45		-93
Income after income taxes	**388**	**154**	**-**	**542**	**316**	**68**	**-**	**384**
Minority interest income	-	-2	-	-2	-4	-10	-	-14
Group net income for the year	**388**	**152**	**-**	**540**	**312**	**58**	**-**	**370**

The fiscal year 2004 was another record year for us. Group net income was up by 46 % to € 540m. This includes the realisation of € 50m of profit after tax which was inherent in our assets but was unrealised in our subsidiary Pfandbriefbank.


Group net income after tax (€ m)
1999
2000
2001
2002
2003
2004
174
162
137
236
370
540
0
100
200
300
400
500
600


Group RoE after tax
1999
2000
2001
2002
2003
2004
26.9%
20.5%
14.8%
22.3%
29.4%
32.9%
0%
10%
20%
30%
40%

Operating income from continuing operations rose by 25 % to € 571m. All product areas and our well established international franchise contributed to this success. In total, we originated € 70.4bn of new business at similar margins to 2003. Operating income from discontinued operations was €297m. If the result from discontined operations was included with continuing operations then total operating income would have increased by 27 % to €844m.

Net interest income rose by 37 % to € 280m, driven primarily by our on-balance sheet Budget and Infrastructure Finance businesses. This result was negatively impacted by a US GAAP accounting change. In accordance with FIN 46R (consolidation of variable interest entities) interest expenses of € 29m for hybrid capital financing structures were charged to interest income rather than minority interest as was the case in 2003. Net interest income from discontinued operations amounted to € 139m.

Net commission income declined by € 27m to € 67m. Higher fee income from US activities (€+9m) was offset by reduced commission revenue from lending activities (€-29m). Net commission income from discontinued operations amounted to €-1m.

Income from sale of assets more than quadrupled year-on-year from € 47m to € 209m. This revenue source has become increasingly important and reflects a sound long-term approach to building value in the bond portfolio coupled with a willingness to realise gains opportunistically. Income from sale of assets from discontinued operations amounted to €148m. This includes the realisation of unrealised profits in the loan book of the Pfandbriefbank. This one-off effect contributed € 85m before tax (€ 50m after tax).

The trading result was slightly positive at €+5m (€ +108m in 2003). The sale of assets has a direct impact on our trading result. The sale of hedged assets generated profits in the sale of assets line with derivative losses in the trading line. The securities and derivatives trading result was € 12m, down by € 50m compared with the previous year. This was offset by the technical impact of FAS 133 which

Impact impact of bonuses (cash/ share compensation programme) € m (continuing operations)	2003	2004	2005	2006	2007	Recognition for share scheme
P&L effect from programme 2002	9	5	2	–	–	16
P&L effect from programme 2003	–	20	11	5	–	36
P&L effect from programme 2004	–	–	15	9	5	29
Sum	**9**	**25**	**28**	**14**	**5**	
P&L effect from cash bonus	14	17	n.a.	n.a.	n.a.	n.a.

amounted to € -16m. The Trading result from discontinued operations was € -6m.

General administrative expenses rose by 56 % to € 139m. Personnel expenditure increased by 69 % to € 81m which includes the recognition of € 25m (€ 9m in 2003) from the employee share compensation programme (see above table). US-GAAP rules require that such expenditure be charged over the vesting period of the plan. Since these shares are held in a trust, and will be transferred to employees over a three-year period, the costs are also spread over the three-year period in the profit and loss account. Personnel expenditure also rose due to an increase in staff levels.

Other administrative expenditure went up by 42 % to € 58m and can be attributed to increased IT and premises related expenses. General administrative expenses from discontinued operations was € 34m. If the result from discontinued operations was included with continuing operations, then total general administrative expenses would have increased to € 155m.

Depreciation amounted to €-4m (€-2m in 2003). The rise was due to our operations moving to new premises in both Dublin and Nicosia. Depreciation in discontinued operations amounted to €-3m.

Other expenditure remained the same as 2003 at €-2m. Other expenditure from discontinued operations was €-25m (€-71m in 2003). The decline was primarily due to the extraordinary high losses from buybacks of covered mortgage bonds in 2003 which amounted to € -39m whereas the losses for 2004 amounted to only € -2m.

Income before income taxes of € 426m was up by 17 % on the previous year. Net income after income taxes amounted to € 388m.

Balance Sheet

Public Financing makes up the majority of the Group's total assets. The on-balance sheet volume of this business rose by 17 % to € 91bn at the year end. In addition, we have generated a portfolio of off-balance sheet assets, namely letters of credit and liquidity standby facilities in our U.S. business. The size of this part of our business rose by 112 % to € 5.3bn at the year end.

The asset quality of our entire on- and off- balance sheet business is very high, on a Group level, with an average credit rating of AA. All of this portfolio is interest bearing. We have never had a loan loss in this business and have no provisions at year end.

The volume of infrastructure finance commitments rose by 19 % to € 2.6bn at the year end. These loans are individual project loans and therefore they have a lower average rating and a significantly higher risk weighting than other assets in our portfolio. However, they are often backed by public-sector payment obligations or other forms of support by the relevant public sector authority. We anticipate the infrastructure finance exposure remaining below a level of ca. € 3bn risk weighted assets on our balance sheet. In 2004, we closed a synthetic collateralised loan obligation (CLO) (approx. € 560m) of UK Private Finance Initiative (PFI) loans. This resulted in the transfer of substantially all of the credit risk of this portfolio. The risk weighting of these assets was reduced from 100 % to nearly 0%, thereby improving the Group Core Capital (Tier I) ratio. The loans remain on balance sheet.


Asset quality of public finance portfolio
AA1
6.7%
AAA
36.8%
A3
1.0%
AA2
14.1%
AA3
26.1%
A1
2.8%
A2
10.8%
1.7 % BBB1 and lower
(excluding DEPFA Deutsche Pfandbriefbank AG)
All figures are based on on-balance sheet book values, *unless stated otherwise.*

A fast growing part of our funding is generated from Irish covered bonds. The volume of our total outstanding public-sector covered bonds rose by 111 % to € 22bn at year end. The issue of these bonds was strong throughout the year with primary sales of covered bonds increasing by 6 % to € 11 billion in 2004. Our refinancing mix comprises a broad range of short-term and medium-term instruments. In 2004 average overall funding levels including long- and short term funding were on average kept at levels below EURIBOR.

Assets held for sale amount to €78.6bn which include € 3bn in property loans. The Pfandbriefbank has discontinued this type of business entirely, and has an agreement to sell these property loans to Aareal Bank AG. The risks relating to the total property loan portfolio have almost entirely been transferred to third

	€ m
Total property loans as at 31.12.04	3,001
- of which securitised	1,458
- of which protected by Aareal Bank AG	1,543
Total risk-weighted assets from property loans as of 31.12.04	**793**

parties, through securitisation and guarantees extended by Aareal Bank AG. Moreover, given that this property loan portfolio amounts to € 793m on a risk-weighted basis, the impact of further transfers on our capital ratios will be particularly positive.

Liabilities held for sale include €51bn of public sector covered bonds.

Financing Volume – Group	2004 € m	%	2003 € m	Change from the Previous Year € m	%
Public Sector Financing – continuing operations	**91,183**	**100%**	**77,623**	**13,560**	**17%**
of which loans with 0 % weighting	62,573	69%	58,198	4,375	8%
of which loans with 10 % weighting	16	-	72	-56	-78%
of which loans with 20 % weighting	27,766	30%	19,060	8,706	46%
of which loans with 100 % weighting	828	1%	293	535	183%
Public Sector Financing – discontinued operations	**61,619**		**61,312**	**307**	**1%**
Total Public Sector Financing	**152,802**		**138,935**	**13,867**	**10 %**
Other Loans	**4,660**		**6,391**	**-1,731**	**-27%**
Continuing operations	962		1,232	270	-22%
Discontinued operations	3,698		5,159	1,461	-28%
Total Financing Volume	**157,462**		**145,326**	**12,136**	**8%**

New Commitments – Group	2004 € m	%	2003 € m	Change from the Previous Year € m	%
Public Sector Financing – continuing operations	**59,098**	**100%**	**50,563**	**8,535**	**17%**
of which loans with 0 % weighting	40,059	68%	38,435	1,624	4%
of which loans with 10 % weighting	-	-	1,071	-1,071	-100%
of which loans with 20 % weighting	18,123	31%	10,993	7,130	65%
of which loans with 100 % weighting	916	2%	64	852	1,331%
Public Sector Financing – discontinued operations	**11,304**		**16,605**	**-5,301**	**-32%**
Total Public Sector Financing	**70,402**		**67,168**	**3,234**	**5%**
Other Loans	**1,651**		**1,343**	**308**	**23%**
Continuing operations	1,253		894	359	40%
Discontinued operations	398		449	-51	-11%
Total New Commitments	**72,053**		**68,511**	**3,542**	**5%**



Group primary sale of securities in € m
ACS Benchmarks
Secured MTNs
Unsecured
Loans
8,000
3,062
4,422
785
0
2,000
4,000
6,000
8,000
(excluding DEPFA Deutsche Pfandbriefbank AG)



Group currency breakdown of non-benchmark transactions
Other 5.0%
AUD 1.4%
JPY 8.0%
GBP 9.0%
EUR 35.1%
USD 29.7%
CHF 10.4%
PLN 1.4%
€ 8.26bn
(excluding DEPFA Deutsche Pfandbriefbank AG)



Group breakdown according to structure type of non-benchmark transactions
60%
40%
€ 8.26bn
Plain vanilla (FRN, Fixed)
Structured Notes
(excluding DEPFA Deutsche Pfandbriefbank AG)
All structures can be provided with cap, floor and call features
• Floating and Fixed-rate Notes
• Fixed-rate Step-up Notes
• Reverse Floaters
• Zeros
• Range Accruals
• CMS-Linker
• Exchangeable Notes
• Power Reverse Dual Currency Notes
• Reverse Dual Currency Notes
• Index Linked Notes
• Credit Linked Notes

Regulatory Capital and Capital Adequacy Ratios in accordance with BIS

Regulatory Capital (€ m)	31.12.2004*	31.12.2003
Core Capital (Tier I)	1,945	1,563
Supplementary Capital (Tier II)	1,259	1,159
Total Regulatory Capital	**3,204**	**2,722**

Capital Adequacy Ratios	31.12.2004*	31.12.2003
BIS Risk Weighted Assets (€ million)	16,335	12,316
Core Capital ratio (Tier I)	11.9%	12.7%
Total Capital ratio (Tier I+II)	**19.6%**	**22.1%**

* *The 31.12.2004 figures do not include the following two items which occurred in February 2005:*
- the purchase of the remaining minority interest (registration of squeeze-out) in DEPFA Deutsche Pfandbriefbank AG with effect from 7th February 2005 and
- the approval by the Irish Financial Services Regulatory Authority to treat € 400 million of ACI's as Tier 1 capital with effect from 14th February 2005.

If these two items were included in the 31.12.2004 figures the Core Capital would have amounted to € 2,319 million and the Core Capital Ratio would be 14.2%.

The regulatory capital and capital adequacy ratios were produced in accordance with the Bank for International Settlements' (BIS) Basel Accord regulations to facilitate international comparisons.

DEPFA BANK plc is regulated by the Irish Financial Services Regulatory Authority (IFSRA). On a group level, DEPFA BANK plc has to conform to the regulations of the IFSRA, which applies a capital / risk assets framework for measuring capital adequacy based on the European Union Solvency Ratio Directive (SRD) and the Capital Adequacy Directive (CAD). Both BIS and the IFSRA require banks to maintain a minimum Core Capital ratio of 4 % and a Total Capital ratio of 8%. With a Core Capital ratio of 11.9 % and a Total Capital ratio of 19.6%, the Group exceeds the minimum required ratios.

The IFSRA uses the term Alternative Capital Instruments (ACIs) to describe non-standard forms of capital that are generally referred to in the market as hybrid capital. The following structures qualify as ACI's under Notice BSD S1/04, 'Alternative Capital Instruments: Eligibility as Tier 1 Capital', an amendment to the implementation of EC Own Funds and Solvency Ratio Directives BSD S 1/00 of the IFSRA:

Year of issue	Year of increase	Nominal amount million	Issuer	Instrument	Coupon
2000	n/a	220	DEPFA Funding Trust	Guaranteed Non-cumulative Perpetual Trust Preferred Securities	3M Euribor +1.6%
2003	2004	400	DEPFA Funding II LP	Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities	6.5%
Total		**620**			

Under the terms and conditions of the ACI's issued out of DEPFA Funding II LP as listed above, DEPFA BANK plc (as the General Partner) has certain call rights. DEPFA BANK plc will not exercise any call right if such exercise would breach any of the eligibility criteria for Tier 1 capital set out in Notice BSD S1/04 quoted above.

Forward Looking Statement

We continue to operate in a growth business. As market leader, we are well positioned to exploit new opportunities in our existing and growing markets. The substantial strategic initiatives launched over the past two years are aimed at sustaining both short term and, more crucially, long term revenue growth. These initiatives have allowed us to upgrade the scale of our operations and increase its geographic reach without undermining ongoing profitability. We have achieved a very high return on equity (RoE) in the past two years of ca. 30%. However, we have set ourselves a long-term target of 20 % as a more appropriate and realistic long-term profitability given the impact of paying out ever greater amounts of profits as dividend.

Though general conditions for fresh debt financing in our main European markets continue to be favourable, it would be too simplistic to link DEPFA BANK's prospects with growth in public sector debt. Our strategy aims to offer more sophisticated advisory based solutions for the public sector's budgetary problems across the continent. We start with a core customer franchise of ca. 450 public sector entities in western Europe and a solid base of sovereign clients in eastern Europe, traditionally served by DEPFA Investment Bank Ltd (DIBL). Thus investments in new areas such as privatisation advice, securitisation of public sector receivables and the more targeted use of existing expertise such as infrastructure financing stand to bring tangible gains in fee related income. In addition, our strong client base provides greater cross selling opportunities in the form of new plain vanilla or structured financing. This offers further possibilities for growth in interest income.

A greater onus on advisory and investment products will be important in penetrating the Asian markets. We have served Japanese public sector and investor clients since 1997 through our Tokyo branch. Out of our Hong Kong office we serve the other Asian markets. Much as in eastern Europe in the 1990s, improvements in the risk profile of Asian countries are leading to growing opportunities in the sovereign fixed income markets. After an initial start-up phase we can now expect revenues from this region to start to contribute to the Group's earnings from 2005.

The United States, the largest public finance market in the world, offers promising prospects for growth, both in the short and long term. Our US activities, covering budget financing, credit and liquidity support and infrastructure financing are already making a positive contribution to our profits. Our new business origination will be further boosted by small local offices in selected regions outside New York (Chicago,

San Francisco, Miami, Dallas). Our long term presence will also be strengthened by a move into the Financial Guaranty business, planned for the first half of 2005, which will provide a conduit into the huge tax-exempt Municipal Bond market. It should take two or three years for the insurance portfolio to achieve the necessary mass to start generating revenues of any real significance. However, ultimately, premiums from the insurance business will improve our overall earnings quality by providing a stable, extremely predictable and recurring stream of income.


11 12 1
10 2
9 3
8 4
7 6 5

06:35am, 37°47′ N 122°25′ W
DEPFA BANK, San Francisco










PORT OF SAN FRANCISCO

Risk Report 2004








TELEPHONE
TELEPHONE


12
1
2
3
4
5
6
7
8
9
10
11

02:35pm, 51°31′ N 0°05′ W
DEPFA BANK, London

Risk Report

1. The Risk Management Structure

One of the main features of banking business is the management of economic risk. The targeted handling of risk is therefore vital to ensuring the continued existence and profitability of any banking company. In addition, external groups (primary investors, legislators, banking supervisory authorities, analysts and rating agencies) increasingly demand appropriate risk management.

To meet both commercial and statutory requirements on one hand and the demand of capital market participants on the other hand, DEPFA BANK plc has established a comprehensive system for identification, measurement, early recognition and control of risk as an integral part of its business process.

The risk management structure for DEPFA BANK plc is detailed in the following table.



Group Governance: Committee Structure
Board of Directors of DEPFA BANK plc
Compensation Committee
Chairman's Office
Gerhard Bruckermann Chairman, CEO
Dr. Thomas Kolbeck Vice Chairman, Deputy CEO
Audit Committee
Group Internal Audit
Compliance
Executive Committee
Asset & Liability Management Committee
Strategic Planning Committee
Credit Committee
Asset Management Committee
Country Risk Committee

The Board of Directors has established an audit committee and a compensation committee. The members of these committees are all non-executive directors.

The Board sets the overall Group strategy.
In addition, the following executive committees have been established:

- Executive Committee
- Asset & Liability Committee
- Asset Management Committee
- Credit Committee
- Strategic Planning Committee

(a) Executive Committee is responsible for the crossfunctional management of the Group.
Objectives: implement strategies and controls; crossfunctional coordination.

(b) Asset & Liability Committee implements the market risk strategy of the bank and allocates capital by setting Risk limits.
Objective: manage interest rate and liquidity risk, minimize funding costs.

(c) Asset Management Committee is responsible for determining the overall make-up/diversification of the assets and optimizing return in the context of risk.
Objective: diversification, asset optimization, rating preservation and capital growth.

(d) Credit Committee is responsible for counterparty credit risk. It focuses on credit review and approval of individual obligors and on counterparty and country limits. Objective: manage credit risk.

(e) The Strategic Planning Committee is responsible for assisting the Office of the Chairman in the assessment of the overall strategy of the bank and the budgeting and budget/monitoring process.
Objective: anticipate industry trends and implement appropriate strategy for the Bank.

The organizational responsibility for the identification, measurement, early recognition and control of risk is set out in the following table:

Risk Segments	Management	Control & Monitoring
Credit Risk	Credit Committee	Credit Risk Unit
Country Risk	Country Risk Committee	Special Risks Unit, Credit Risk Unit
Market Risk	Asset & Liability Committee	Market Risk Unit
Operational Risk	Executive Committee	Operational Risk Unit
Liquidity Risk	Asset & Liability Committee	Market Risk Unit

2. Credit Risk

Credit Risk is defined as the risk of impairment and partial or total loss of a receivable due to deterioration of credit quality on the part of a business partner. The relevant receivable may be based on traditional on-balance sheet lending business or off-balance sheet business, e.g. counterparty risk arising from derivative financial instruments.

Public Sector Credit Risk

Public Sector lending accounts for 97.03 % of DEPFA BANK plc's total consolidated balance sheet and counterparty exposures. The business is focused on sovereign and sub-sovereign borrowers and public sector supported financial and specialist entities.

This is reflected in the risk weightings of the Group's total public sector portfolio amounting to €154.6bn of on balance sheet interest-earning assets (amount excludes FAS 133 adjustments, discontinued operations and fixed assets) at 31 December 2004. A BIS risk weighting of 0 % applies to 71.49 % of these assets, reflecting the focus on sovereign and the upper level of sub-sovereign entities. The next largest category are counterparties with a 20 % risk weighting – these are mainly municipalities and credit institutions without explicit central government guarantees.


DEPFA BANK plc (Group)
RW 0%
69.5%
RW 20 %
30.4%
RW 100%
0.1%
(excluding DEPFA Deutsche Pfandbriefbank AG)
Total: € 91,548m


DEPFA Deutsche Pfandbriefbank AG
RW 0%
74.4%
RW 10 %
0.4%
RW 25 %
25.0%
RW 100%
0.2%
(excluding Rome Branch)
Total: € 63,053m

The portfolio is broadly diversified with counterparties in over 40 countries. In order to ensure the top rating for the Pfandbriefe and Asset Covered Security ("ACS") cover pools and a high rating for the Bank, business is focused on clients and counterparties with high credit standings. Total public sector risk weighted on balance sheet interest-earning assets for the Group amounts to €8.92bn at the year-end.

DEPFA BANK plc (Group)



UK
5.0%
USA
5.4%
France
10.8%
Spain
13.7%
Italy
18.7%
Germany
19.6%
Other
2.2%
Belgium
1.5%
Japan
4.6%
Canada
3.6%
Greece
2.6%
Sweden
2.3%
Finland
1.8%
Portugal
1.8%
Supra
1.7%
Austria
1.7%
Netherlands
1.5%
Switzerland
1.5%

(excluding DEPFA Deutsche Pfandbriefbank AG)
Total: € 91,548m

On Balance Sheet Interest-Earning and Liquid Assets by country classification, 31 December 2004.

DEPFA Deutsche Pfandbriefbank AG



Italy
6.0%
Austria
6.4%
France
12.0%
Germany
60.3%
Greece
3.7%
Spain
2.9%
Supra
2.0%
Belgium
1.1%
UK
1.0%
USA
1.0%
Portugal
1.0%
Other
2.6%

(excluding Rome Branch) Total: € 63,053m

On Balance Sheet Interest-Earning and Liquid Assets by country classification, 31 December 2004.

Assessing Credit Risk – the internal rating system in DEPFA BANK

Credit scoring of counterparties is critical to DEPFA's business. The scoring model of the Bank is reviewed continuously. In recent years, DEPFA moved to a unitary scoring system for its four main credit risk pools (sovereign, sub-sovereign, financial institutions and infrastructure finance). Originally the unitary scoring model had 12 rating grades. The grading has now been extended to 22 grades. This change introduces a more accurate risk evaluation and is designed specifically to prepare for the implementation of the new Basel Accord.

DEPFA BANK's 22-grade internal rating system is similar to the grading system used by the External Credit Assessment Institutions ("ECAI").

All counterparties across all risk groups are graded in accordance with this system. The steps to assign and test the robustness of the internal rating involve:

- Grading individual counterparties through the analysis of balance sheet strength, the historic and budgeted relationship of direct tax and central allocation (grant) revenues with expenses, the relationship of debt to operating surpluses, indebtedness per capita, political stability and to guarantee structures.
- The analysis of the sub-sovereign legal framework including the delegation of powers from the sovereign and financial and regulatory support of its activities.
- Mapping internally derived ratings against the ECAI ratings for externally rated borrowers.

The rated clients and counterparties account for a very high proportion of DEPFA's assets. Almost 58 % of the portfolio of on-balance sheet interest earning assets relate to counterparties with triple-A ratings by ECAIs while a further 26.4 % of assets relate to double-A ratings by ECAIs. 11 % of the total portfolio is unrated by ECAIs. In this analysis, the rating is taken as the highest awarded by the three major ECAIs.


DEPFA BANK plc (Group)
AA2
13.9%
AA1
6.6%
AAA
37.8%
Other
0.8%
AA3
26.2%
A1
2.8%
A2
10.9%
A3
1.0%

(excluding DEPFA Deutsche Pfandbriefbank AG)
Total: € 91,548m

On balance sheet interest-earning assets, rated by Lowest External Rating Assessment Institutions (ECAI) or internal rating where unrated, 31 December 2004.


DEPFA Deutsche Pfandbriefbank AG
AA1
14.9%
AAA
48.7%
Other
0.9%
AA2
7.2%
AA3
21.9%
A1
0.5%
A2
5.6%
A3
0.3%

(excluding Rome Branch) Total: € 63,053m

On balance sheet interest-earning assets, rated by Lowest External Rating Assessment Institutions (ECAI) or internal rating where unrated, 31 December 2004.

Financial Institutions Exposure:

Included in the on-balance sheet interest earning assets portfolio descriptions above is an amount of €8.58bn relating to Group exposures to financial institution counterparties. Within the Group, on-balance sheet financial institution counterparty risk arises from securities and money market transactions.



DEPFA BANK plc (Group)
AA3
27.2%
AA2
15.5%
AA1
0.9%
AAA
1.9%
A1
50.2%
A2
0.3%
A3
3.9%
Other
0.1%

(excluding DEPFA Deutsche Pfandbriefbank AG)
Total: € 91,548m



DEPFA Deutsche Pfandbriefbank AG
AA1
4.3%
AAA
33.5%
A3
14.3%
AA2
16.8%
AA3
21.5%
A1
8.5%
A2
1.1%

(excluding Rome Branch)
Total: € 63,053m

Any existing netting master agreements and collateral agreements with business partners are taken into account to adequately map counterparty risk. These agreements are used to reduce both the capital cover required and the utilization of bank-internal counterparty limits. DEPFA has a Group-wide counterparty limit system that directly accesses the front-office system used by Treasury, providing real-time information on limits and limit utilizations. Within the Group, financial institution counterparty business is geared towards high credit-quality counterparties.

Credit Derivatives Exposure

DEPFA's off balance sheet risks arising from credit derivative exposures equates to a notional amount of €9.97bn, excluding protection acquired on the residual mortgage book, which is to be sold to Aareal Bank AG. DEPFA takes a conservative approach to managing this risk. Counterparty risks must be pre-approved prior to transaction execution. 12.74 % of all credit derivatives exposure is AAA rated internally with an additional 46.6 % in the AA cohort.



DEPFA BANK plc (Group)
A1
18.2%
AA3
29.0%
AA1
0.1%
AA2
26.2%
A2
8.0%
A3
10.9%
Other
1.8%
AAA
5.8%

(excluding DEPFA Deutsche Pfandbriefbank AG)
Total: € 91,548m



DEPFA Deutsche Pfandbriefbank AG
AA1
1.3%
AAA
18.7%
A3
27.8%
AA2
13.8%
AA3
24.3%
A1
12.6%
A2
1.5%

(excluding Rome Branch)
Total: € 63,053m

The Credit Approval Process

DEPFA Group operates an independent credit approval process, which includes assessments by, and formal limit recommendations from, those not involved in the business areas. The chart below sets out the initiation and approval process for DEPFA BANK for all four risk pools.

The allocation of an internal rating determines both the pricing and the potential exposure amount. The Credit Committee operates on authority devolved to it by the CEO and ultimately the Board of Directors and is empowered to set limits up to prudent levels taking into account large exposure parameters. DEPFA subsidiaries operate their own credit committees, which act on individual counterparty limits once Group approval is in place.



The Credit Process
Sovereign/ Country Risks
Sub-Sovereign Risks
Financial Institution Risks
Infrastructure Finance Risks
Country Risk Committee, Credit Risk Unit, Special Risk Unit: Assess, assign rating and make recommendation for pre-approval limit, taking risk mitigation into account
Group Credit Committee: 6 voting members, not drawn from business area
Credit Limit and Duration Decision
Decision advised to various Group entities and business units
Group Subsidiary Credit Committee decision
Minimum annual review of limit decision (more frequent reviews as required)
Limits monitored for utilization

The credit process centres on an independent Credit Committee which presides over the four counterparty risk pools, and which is provided with both rating and limit recommendations from the dedicated independent risk teams.

The heads of risk units report directly to their respective Executive Committee Member as well as the Credit Committee.

DEPFA's Counterparty Risk Pools

1. Sovereign/Country Risk:

Sovereign/Country risks are managed by the Country Risk Committee. Reviews of sovereign risks are carried out at least annually, with detailed reports on the social, political and economic situation of all countries presented to the Group Credit Committee for approval. All sovereign/countries are rated in accordance with the Group internal rating grades. DEPFA currently has 87 countries rated for international business. Of these, 99.48 % of total limits available fall into A-rated cohorts. The Bank's country exposure for countries rated below single-A stood at 0.23 % of the Bank's total cross border exposure as at 31 December 2004, with maximum limits available for 0.52 % of total Group country limits.

2. Sub-Sovereign Risk:

The Credit Risk Unit, a specialized team of professionals based in Dublin, carries out sub-sovereign risk analysis. This team is independent from business origination/relationship management. This unit is responsible for assessing and rating (in accordance with the DEPFA internal grading system) the credit risk for all sub-sovereign entities in the OECD, EEA and Converging Countries, excluding Emerging Markets.

The unit assesses the distinct characteristics of the country in which the sub-sovereign is located, especially those characteristics related to intergovernmental arrangements. The unit also assesses political, demographic, economic, fiscal and financial factors. To date, Credit Risk has analysed and rated 4,200 sub-sovereign counterparties across 77 countries.

3. Financial Institution Risk:

The Credit Risk Unit also carries out assessment of DEPFA's exposure to financial institutions. Specialists work with the front office to evaluate the credit risks involved in these counterparties. The approval process applied is the same as for sub-sovereign counterparties. In addition, all financial institutions are rated internally. All counterparties must have pre-approval limits in place as a prerequisite to conducting transactions with DEPFA.

4. Infrastructure Finance Credit Risk:

The Infrastructure Finance Unit (IFU), a team of 30 specialists and support staff, carries out transaction execution and portfolio management of all infrastructure loan assets. Most transactions are carried out in conjunction with other similarly experienced lenders (often as a member of a syndicate of banks), thus limiting DEPFA's exposure on any one particular transaction.

A fundamental pre-condition for IFU participation in an infrastructure financing transaction is the ongoing involvement of the public sector, most typically as the grantor of a long-term concession to a privately financed special purpose company, and often as the payer of revenues (paid in return for the successful provision of the required service), typically the main source of the loan repayment.

In addition, the purpose of the financing must be the provision of an essential public asset or service, which must continue to be provided even in times of budgetary cutbacks, such as schools, hospitals, prisons, roads and water supply and treatment facilities.

Credit proposals put forward by the IFU are subject to an independent review by the Special Risks Unit (SRU). This unit makes an independent recommendation to the Credit Committee.

When financing infrastructure projects in converging Europe, DEPFA generally requires the involvement of International Financial Institutions ("IFI"), such as the European Investment Bank (EIB) or the European Bank for Reconstruction and Development (EBRD) and leading local banks. While these institutions do not necessarily provide DEPFA with formal guarantees of commercial or political risk, they do provide an implicit comfort that purely politically motivated discriminatory action by the host government is unlikely due to the consequential damage to that government's ability to access future funding support from the IFIs.

There are standard internal procedures for the monitoring of, and reporting on, current loan transactions: for projects during the construction phase, a report on progress is submitted to the Credit Committee every 6 months; operational projects are subject to an annual review. The respective account managers in IFU liaise closely with an independent engineer who is usually appointed by the lenders to monitor the project. This allows the Group to follow progress closely and take remedial action, if necessary, to ensure that the project is completed on time and to budget. IFU's monitoring reviews are independently checked by the SRU to ensure that objectivity is maintained.

Limit Monitoring:

The monitoring of country limits or cross border exposures is carried out on a daily basis by a dedicated team of professionals based in Dublin. Limit monitoring is performed on both a Group-wide basis as well as on a local entity basis. These exposure reports are made available to management and all business sectors of the Group.

3. Property Risk in the Pfandbriefbank

Following the Group's reorganisation, property risks were almost totally transferred to Aareal Bank AG or third parties. The property lending business of the former DEPFA Group was spun off during the financial year 2002. At the year-end 2004, DEPFA Deutsche Pfandbriefbank AG (the "Pfandbriefbank") has a remaining property financing portfolio in the amount of € 3.0bn of which €1.5bn was transferred to third parties via securitisation agreements.

Aareal Bank AG and the Pfandbriefbank have agreed that Aareal Bank AG will acquire the property-financing portfolio held by the Pfandbriefbank. In addition, Aareal Bank AG has extended guarantees to DEPFA in respect of individual exposures. These guarantees cover principal exposures totalling €0.3bn, plus interest payments in certain cases. In addition, the Pfandbriefbank and Aareal Bank AG have entered into an Agency Agreement whereby Aareal Bank AG administers, on behalf of the Pfandbriefbank, the loans that have not yet been transferred. This Agency Agreement takes into account the legal requirements pursuant to Section 25a of the German Banking Act and provides for protection with regard to the proper administration of the loan portfolio.

4. Market Risk

Market risk refers to the risk of potential loss arising from changes in interest rates, foreign currency exchange rates, equity prices, price or rate volatilities and other relevant market rates and prices such as commodity prices. DEPFA BANK defines its market risk as changes in fair value of financial instruments as a result of rate, price and volatility movements.

The Bank's market risk policies and procedures follow three core principles:

- Policy framework for all key market risk activities approved by the Board

- Market risk management is centralized in the Asset & Liability Committee and the treasury and product units, managed by specialized personnel and monitored using appropriate systems and controls,

- Market risk control function measures and monitors the risks independently of the risk-taking units.

The market risk control function has sub-categorized market risk into risk factors. The relevant risk factors for DEPFA BANK are interest rate, credit spread and foreign exchange risk. As a bank focusing on public sector finance, DEPFA is not generally exposed to equity or commodity risk. With regard to foreign exchange risk, DEPFA has a policy that treasury must match all foreign currency assets with liabilities in the same currency or swap out the foreign exchange exposure. Only a limited foreign currency exposure is accepted in the emerging markets portfolio of DEPFA Investment Bank Ltd. Hence, the primary risk factors for the Bank are interest rate and credit spread risk.

For the quantification and control of these risks, DEPFA determines daily Value at Risk (VaR) figures in line with industry wide practice using the variance/co-variance methodology. A ten-day holding period with a 99 % confidence interval is used to derive the calculation. The correlation and volatility frequencies for the calculation are annualized to 250 trading days. The choice of a ten-day holding period was selected to give a conservative VaR measure in relation to hedging the risk of the

Trading Book Risk	10 Day 99 % VaR (€ m)
Average	39.9
High	64.9
Low	15.9
31 December 2004	29.4

portfolio's positions. DEPFA recognizes that VaR has certain inherent limitations. The past may not always provide a reliable indicator of future market movements and the statistical assumptions employed may understate the probability of very large market moves. For this reason, additional management tools such as sensitivity measures, back-testing and stress testing are used to supplement VaR.

The above table shows VaR statistics for the year 2004 and the VaR exposure on 31 December 2004 relating to the consolidated trading books of DEPFA Group.

The average exposure in the consolidated trading books of DEPFA Group amounted to €39.9m and the total consolidated trading exposure never exceeded € 64.9m throughout the year 2004.

The following table highlights the trading related VaR exposure of the Group at the end of 2004 and compares it to the respective VaR exposure at the end of 2003.

Trading Book Risk	10 Day 99 % VaR (€ m)
Trading Book Exposure 31 December 2004	29.4
Trading Book Exposure 31 December 2003	29.5

The following graph shows the consolidated trading VaR profile of DEPFA Group's trading books.

Trading Book Average Monthly VaR 2004 (10 Day, 99 % VaR) (€ m)


60
50
40
30
20
10
0
JAN
FEB
MAR
APR
MAY
JUN
JUL
AUG
SEP
OCT
NOV
DEC

The graph shows the average monthly VaR varying around an overall average of € 39.9m.

Reports detailing the local and Group VaR as well as the limit utilization are distributed daily to senior management. The setting of risk limits is the responsibility of the Asset & Liability Committee.

Validity of the VaR Model – backtesting for the trading books in DEPFA Group.

The accuracy of the Group's VaR model is calibrated by means of back testing to ensure the quality of the statistical process. This process entails the comparison of changes in portfolio value incurred against the most likely range of such changes forecasted by the VaR model. Back testing is based on the 1 day 99 % VaR figures. In this case, actual losses would not be expected to exceed the forecast by the VaR model on more than three occasions in any one year (250 trading days).

The graphical representation below shows the consolidated back-testing results for DEPFA Group's trading books in 2004.

Trading Book Backtesting Graph 2004 (based on 1 day 99 % CI) (€ m)


VaR vs. P&L
30
25
20
15
10
5
0
-5
-10
-15
-20
-25
-30
JAN
FEB
MAR
APR
MAY
JUN
JUL
AUG
SEP
OCT
NOV
DEC
VaR Upper Confidence Level
VaR Lower Confidence Level
Change in Value

As can be seen from the above graph there was only one back-testing exception for the Trading Books in March 2004. Therefore, the number of observed exceptions did not exceed the number of 3 permissible exceptions in a 1 year time range.

5. Operational Risk

Operational risk is the risk of direct or indirect losses due to inadequacy or failure of internal processes, people or systems or due to external events. The objective of the Group is to minimize operational risk by:

- Documentation of all relevant policies, procedures and processes and keeping them under constant supervision
- Identification and rectification of sources of errors and weaknesses
- Employing suitably qualified and experienced personnel
- The annual appraisal process and regular review of goals and objectives
- Application of a robust and reliable system environment
- Maintaining and further developing business continuity plans and procedures
- Sound control systems

Management of operational risk is the responsibility of all operational units. The Group's Operational Risk Officer and his team analyse and monitor the operational risk profile of the Bank. They review the Bank's procedures and processes on a regular basis by systematically collecting and evaluating data on potential operational weaknesses. Group Internal Audit provides additional independent control mechanisms.

Thorough evaluation and selection of personnel for positions, regular reviews with regard to training needs and ongoing on-the-job training are integral parts of the Group's approach to human resource management.

All major system components, such as computer hardware, communication links or trading sites are duplicated, synchronized and hosted in different locations. This is an integral part of the Group Business Continuity Plan, protecting DEPFA BANK from an externally caused major disaster. Business continuity plans and procedures are under regular review and further development.

The Group's control system relies on a strict organisational independence of the monitoring and control functions, detailed segregation of functions and duties and the application of the "four-eyes" principle to all relevant actions and decision processes. The risk monitoring functions for credit, market and operational risk and the Compliance and Internal Audit functions are the major pillars of the Bank's control system.

The Group Internal Audit function, located in both Dublin and Frankfurt, is an independent unit established to audit and evaluate all Group activities and to add value and improve operations and procedures. Group Internal Audit reports directly to the Audit Committee.

Group Internal Audit supports the organisational units of the Group in accomplishing their objectives by bringing a systematic disciplined approach to the evaluation of the effectiveness of risk management, internal control procedures and governance processes.

Compliance Officers located in each of DEPFA's legal entities report directly to the Group Compliance Officer located in Dublin. The Compliance function oversees the adherence to the principles set out by the Irish Financial Services Regulatory Authority in relation to the Code of Practice of Credit Institutions. The Compliance function supports the implementation of internal regulations set by the Board of Directors.

6. Liquidity Risk

Liquidity Risk is defined as the risk of being unable to fulfill current or future payment obligations in full and/or at the due date. The risk drivers determining liquidity risk are:

- Liquidity of the Bank's assets
- Diversity of the sources of funds
- Increased demand for collateral

Liquidity of Assets: DEPFA BANK has highly liquid assets on its balance sheet. Liquid assets can be defined as assets that can be realized at short notice without incurring significant loss. Some 59.3 % of the assets of DEPFA as at 31 December 2004 are AAA rated by External Credit Assessment Institutions whilst a further 25.1 % are AA rated reflecting the concentration on public sector lending to the top tier of sovereigns and sub-sovereigns (as defined in the credit risk section above).

Diversity of the sources of funds: DEPFA BANK is a large issuer of Pfandbriefe and Asset Covered Securities, which provide significant medium to long term financing to the Bank. In addition to the Asset Covered Securities, the bank is also active in unsecured bearer bonds, promissory notes and commercial paper (CPs), repurchase agreements (repos) as well as participating in money market transactions. DEPFA BANK receives deposits from other banks and directly from institutional investors worldwide. Investor categories are Central Banks, State Agencies, Supranationals, Fund Managers, Insurance Companies and Corporates.

Increased demand for collateral: As noted above, DEPFA BANK has a comprehensive holding of highly rated securities, which are available for repo. A surplus buffer of these assets is also available to cover additional collateral calls that might be made on OTC derivative contracts.


30
NORTH

08:35am, 41°52′ N 87°38′ W
DEPFA BANK, Chicago











Group Accounts 2004












12
1
2
3
4
5
6
7
8
9
10
11



03:35pm, 50°07' N 8°41' O
DEPFA BANK, Frankfurt a.M.

Contents Group Accounts

Statement of directors' responsibilities for the US-GAAP annual report

The directors are required to prepare accounts for each financial year that give a true and fair view of the financial position of the Group, the profit or loss, the changes in shareholders' equity and cash flows of the Group for that period. In preparing the accounts, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- prepare the accounts on the going concern basis unless it is inappropriate to presume that the Group and Company will continue in business.

The directors are also responsible for safeguarding the assets of the Group and Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Furthermore the directors are responsible for the maintenance and integrity of the DEPFA BANK plc website; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the accounts since they were initially presented on the website.

Legislation in Ireland governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Director: Gerhard Bruckermann

Director: Reinhard Grzesik

Director: Prof. Dr. Frances Ruane

Company Secretary: Noel Kavanagh

Date: 1 March 2005

Independent Auditors' Report

Independent Auditors' Report to the shareholders of DEPFA BANK plc

We have audited the accounts on pages 72 to 127 which comprise the Group balance sheet of DEPFA BANK plc as of 31 December 2004, the Group profit and loss account, the Group cash flow statement, and the Group statement of changes in shareholders' equity for the year then ended and related notes.

These accounts are the responsibility of the Company's directors and management. The directors' responsibilities in this regard are set out on page 70 in the statement of directors' responsibility for the US-GAAP annual report. Our responsibility is to express an opinion on these accounts based on our audit. This report, including the opinion, has been prepared for and only for the Company's shareholders as a body and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the accounts. An audit also includes assessing the accounting principles used and significant estimates made by directors and management, as well as evaluating the overall accounts presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accounts give a true and fair view of the financial position of the Group as of 31 December 2004, and of the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers
Chartered Accountants and Registered Auditors
Dublin

Date: 1 March 2005

Group balance sheet

as at 31 December 2004 of DEPFA BANK plc

Assets (€ m)	(Notes)	31. Dec. 2004	31. Dec. 2003
Cash and balances with central banks	(1)	722	531
Loans and advances to banks	(2)	13,480	10,878
Loans and advances to customers	(3)	33,702	24,348
Debt securities and other fixed-income securities	(4)	60,125	57,386
Equities and other non-fixed income securities	(5)	86	56
Equity participations	(6)	–	5
Intangible assets	(7)	5	5
Property and equipment	(8)	22	9
Other assets	(9)	1,468	866
Accrued interest and prepaid expenses	(10)	2,197	2,484
Assets held for sale	(29)	78,611	77,397
Total assets		**190,418**	**173,965**

The accompanying Notes are an integral part of these Group accounts.

Shareholders' equity and liabilities (€ m)	(Notes)	31. Dec. 2004	31. Dec. 2003
Liabilities to banks	(11)	46,888	49,944
Liabilities to customers	(12)	5,534	6,351
Debt securities in issue	(13)	47,958	31,702
Other liabilities	(14)	6,986	5,636
Accrued interest and deferred income	(15)	2,100	2,263
Provisions	(16)	80	80
Hybrid capital	(17)	400	300
Liabilities held for sale	(29)	78,569	76,311
Total liabilities		**188,515**	**172,587**
Equity	**(18)**		
Subscribed capital		104	103
Capital reserve		369	354
Retained earnings		1,337	838
Other comprehensive income		93	83
Total equity		**1,903**	**1,378**
Total shareholders' equity and liabilities		**190,418**	**173,965**
Contingent liabilities and loan commitments – continuing operations	(34)		
Contingent liabilities on guarantees and indemnity agreements		–	–
Loan commitments		10,878	6,910
Contingent liabilities and loan commitments – discontinued operations			
Contingent liabilities on guarantees and indemnity agreements		32	43
Loan commitments		179	19

The accompanying Notes are an integral part of these Group accounts.

Director: Gerhard Bruckermann

Director: Reinhard Grzesik

Director: Prof. Dr. Frances Ruane

Company Secretary: Noel Kavanagh

Date: 1 March 2005

Group profit and loss account

for the year ended 31 December 2004 of DEPFA BANK plc

(€ m)	(Notes)	2004	2003
Interest and similar income from:			
Lending and money market business	(21)	1,173	938
Fixed-income securities	(21)	2,384	1,899
Interest and similar expenses	(21)	-3,277	-2,632
Net interest income		**280**	**205**
Commission income	(22)	83	112
Commission expenditure	(22)	-16	-18
Income from sale of assets	(23)	209	47
Trading result	(24)	5	108
Other income	(25)	10	3
Operating income		**571**	**457**
General administrative expenses	(26)	-139	-89
Depreciation and amortisation of intangible assets and property and equipment		-4	-2
Other expenditure	(27)	-2	-2
Operating results before provision for loan losses		**426**	**364**
Provision for loan losses		-	-
Income before income taxes		**426**	**364**
Income taxes	(28)	-38	-48
Income after income taxes		**388**	**316**
Minority interest income	(17)	-	-4
Group net income for the year – continuing operations		**388**	**312**
Results from discontinued operations:	(29)		
Operating result from discontinued operations		152	58
Group net income		**540**	**370**

	(Notes)	2004	2003
Weighted average number of ordinary shares in circulation		341,996,032	345,721,135
Earnings per share from continuing operations (€)		1.13	0.90
Earnings per share from discontinued operations (€)		0.45	0.17
Total earnings per share (€)		1.58	1.07
Diluted earnings per share from continuing operations (€)		1.13	0.90
Diluted earnings per share from discontinued operations (€)		0.45	0.17
Total diluted earnings per share (€)		1.58	1.07

The accompanying Notes are an integral part of these Group accounts.

Director: Gerhard Bruckermann

Director: Reinhard Grzesik

Director: Prof. Dr. Frances Ruane

Company Secretary: Noel Kavanagh

Date: 1 March 2005

Group cash flow statement

for the year ended 31 December 2004 of DEPFA BANK plc

€ m	2004 Net cash flow	2003 Net cash flow
Net income for the year	**540**	**370**
Non-cash items included in net income and reconciliation to cash flow from operating activities		
Provision for loan losses	–	-
Depreciation and amortisation of property and equipment, financial assets and intangible assets	7	5
Deferred taxes	-8	-22
Change in accrued interest income	334	-1,133
Change in accrued interest expenditure	60	690
Other non cash items	-39	-37
Subtotal	**894**	**-127**
Gain/loss on sale of available for sale securities	-99	-45
Decrease/increase in other assets	163	446
Decrease/Increase in other liabilities	-929	-1,040
Cash flow from operating activities	**29**	**-766**
New public sector loans	-20,449	-21,514
Public sector loan repayments	16,969	15,597
Change in other loans and advances to banks and customers	-5,385	-4,163
Purchase of securities available for sale and securities held to maturity	-43,761	-34,535
Sale/maturity of securities available for sale and securities held to maturity	37,801	14,383
Purchase of property and equipment and financial assets	-109	-40
Sale of property and equipment and financial assets	42	3
Change in scope of consolidation including purchase of minority interest	-40	-
Cash flow from investment activities	**-14,932**	**-30,269**

€ m	2004 Net cash flow	2003 Net cash flow
Net purchase/sale of own shares	-11	-54
New issue of debt securities	89,228	72,112
Debt securities repaid	-76,116	-67,741
Other amounts raised from banks and customers	1,893	26,788
Dividends paid	-41	-35
Cash flow from financing activities	**14,953**	**31,070**
Cash and cash equivalents at end of previous period	**680**	**645**
Cash flow from operating activities	29	-766
Cash flow from investment activities	-14,932	-30,269
Cash flow from financing activities	14,953	31,070
Cash and cash equivalents at end of period	**730**	**680**

The accompanying Notes are an integral part of these Group accounts

Group statement of changes in shareholders' equity

€ m	Sub-scribed capital	Capital reserve	Retained earnings	Other comprehensive Income: Unrealised gains/losses from marking-to market of securities	Other comprehensive Income: Unrealised result from cash flow hedges	Other comprehensive Income: Additional Pension Obligation	Total 2004
Balance at 1 January 2003	**105**	**396**	**503**	**106**	**26**	**-**	**1,136**
Group net income			370				370
Other comprehensive income				-21	-25	-3	-49
Comprehensive income	**-**	**-**	**370**	**-21**	**-25**	**-3**	**321**
Dividends			-35				-35
Purchase of shares for compensation scheme	-2	-52					-54
Share compensation scheme		10					10
Balance at 31 December 2003	**103**	**354**	**838**	**85**	**1**	**-3**	**1,378**
Group net income [1]			540				540
Other comprehensive income [2]				11	2	-3	10
Comprehensive income	**-**	**-**	**540**	**11**	**2**	**-3**	**550**
Dividends			-41				-41
Purchase of shares for compensation scheme		-11					-11
Share compensation scheme	1	26					27
Balance at 31 December 2004	**104**	**369**	**1,337**	**96**	**3**	**-6**	**1,903**

[1] including result from discontinued operations € 152 million (2003: € 58 million)

[2] including result from discontinued operations € -3 million (2003: -€ 35 million)

Notes to the Group Accounts

General principles

The Group accounts of DEPFA BANK plc for the financial year 2004 were prepared in accordance with Generally Accepted Accounting Principles in the United States (US-GAAP). The Group accounts conform with the 7th Directive of the European Council in respect of group accounts for banks and financial institutions.

Irish statutory accounts

The financial information relating to DEPFA BANK plc and its subsidiaries included in this document does not comprise statutory financial statements as required by the Irish Companies Acts, 1963 to 2003. Statutory financial statements will be prepared in accordance with Irish Generally Accepted Accounting Principles (Irish GAAP) and will be filed with the Company's Annual Return and lodged with the Registrar of Companies.

Discontinued operations

The Group announced the sale of its subsidiary, DEPFA Deutsche Pfandbriefbank AG, on 1 March 2004. This subsidiary is being accounted for as a discontinued operation in accordance with SFAS 144 (see consolidation accounting policy and note 29). The information relating to the previous year has been reclassified to comply with the disclosure of discontinued operations in the current year. The notes to these accounts are in respect of continuing operations only unless clearly identified as relating to continuing and discontinued operations or discontinued operations only.

(A) Basis for the Group Accounts

Accounting and valuation principles

Consolidation

All subsidiaries which are controlled by the parent company are included in the Group accounts. Equity participations are accounted for using the equity method, if the Group directly or indirectly holds between 20% and 50% of the shares of these entities and has the ability to exercise significant influence ("associated companies").

Subsidiaries acquired are consolidated using the purchase method of accounting by offsetting the acquisition cost against the fair value of the subsidiary's net assets at the time of the acquisition. Any residual positive difference arising is capitalised as goodwill. Any residual negative difference is applied as a reduction of the fair value of the assets acquired.

Funds invested in the form of investment funds are treated on a basis consistent with the consolidation of other subsidiaries.

The effect of intra-Group transactions is eliminated on consolidation.

Minority interests comprise minority shareholders' proportionate share in shareholders' equity and net income.

On 1 March 2004, the Group announced the proposed disposal of DEPFA Deutsche Pfandbriefbank AG (see note 29). In accordance with SFAS 144, the results for the subsidiary have been accounted for as discontinued operations and included in the profit and loss account as a one line item after Group net income for the year – continuing operations.

In accordance with SFAS 144, the assets and liabilities of this entity have been included on the balance sheet as assets held for sale (one line item) and liabilities held for sale (one line item).

Scope of consolidation

The consolidation as at 31 December 2004 includes 25 (2003: 22) domestic and international subsidiaries and one trust set up to buy shares to be awarded to employees of the Group. During the year two companies and one limited partnership were established and consolidated for the first time. No companies were disposed of in the year.

The complete list of shareholdings is shown in Section (H).

Loans and advances

Loans and advances to banks and customers are reported at amortised cost, net of provisions. Discounts, premiums and loan origination fees and charges are amortised over the term of the loan and recorded as net interest income.

Accrued interest is calculated on a daily basis. Interest income is no longer recorded if, irrespective of the legal position, the receipt of interest is no longer deemed likely.

Loans are classified as impaired if it is no longer considered likely that all contractually agreed payments will be made. Payments collected on impaired loans are recorded as fees or interest income as long as such receivables are still outstanding. Thereafter, any payments are applied against the outstanding loan principal.

Provision for loan losses

The Group considers the risks inherent in on-balance sheet and off-balance sheet lending operations and provisions are set up for all probable losses. Losses which exist at the balance sheet date, but have not been specifically identified, are provided for in the loan loss provision.

Specific loan loss provisions

Management review individual loans periodically and specific loan loss provisions are determined for losses which exist at the balance sheet date taking into account a number of factors including the financial position of the borrower, expected cash-flows, the value and recoverability of the collateral, and industry related and macro economic factors.

The property lending portfolio in DEPFA Deutsche Pfandbriefbank AG is secured by charges over the properties and by guarantees from third party banks, including Aareal Bank AG. The requirement for specific property loan loss provisions is determined by considering the fair value of the total collateral.

Specific loan loss provisions are released as soon as the grounds for impairment no longer apply. Loans and advances are written off if the probability of the loan or advance not being repaid borders on certainty.

General loan loss provisions

General loan loss provisions are set up for losses which exist at the balance sheet date in loan portfolios where individual loan impairments have not been identified. The general loan loss provisions are determined by taking into account the Group's historical loan loss data, developments in the overall loan portfolio, the general financial position of borrowers and overall economic factors.

Securities

Securities are classified into three categories depending on the purpose of the holding – held to maturity, available for sale and trading. Available for sale and trading securities are carried at fair value with fair value movements being reflected in other comprehensive income and the profit and loss account respectively. Discounts and premiums arising on the purchase of held to maturity and available for sale securities are amortised over the period to maturity and are reflected in net interest income. Securities are reviewed for other than temporary falls in value of available for sale and held to maturity securities at the balance sheet date. In the event that the cost of securities exceeds the current market value, any impairment which is other than temporary is recorded in the profit and loss account.

Securities which are legally transferred to third parties by repurchase agreements continue to be recorded on the balance sheet, provided that the Group still controls these securities in accordance with the criteria set out in SFAS 140. Securities borrowed are only accounted for as securities on the balance sheet if they represent a real purchase (i.e. where the assignor of collateral loses his power of disposal). In general, repurchase agreements and pledges effected within the Group do not represent real purchases.

Held to maturity securities

Securities which the Group intends and has the ability to hold until maturity are classified as held to maturity and carried at amortised cost.

Available for sale securities

Available for sale securities are held for indefinite periods of time, or for liquidity management purposes. Such securities are valued at fair value. Unrealised gains and losses are recorded in other comprehensive income, net of deferred taxes. The fair value adjustment referable to hedged risk in available for sale securities is recorded in the trading result in the profit and loss account rather than other comprehensive income (see derivative financial instruments below). Amortisation of premiums and discounts are recorded in net interest income. Valuation gains or losses recorded in other comprehensive income will be reclassified to the profit and loss account upon disposal of the securities.

Trading securities

Securities that are to be sold in the short term are carried at fair value in the balance sheet. Realised and unrealised gains or losses are recorded in the trading result in the profit and loss account.

Derivative financial instruments

As of 1 January 2001, the Group applied SFAS 133 (Accounting for Derivative Instruments and Hedging Activities), as amended by SFAS 137, SFAS 138 and SFAS 149.

Derivative financial instruments used for hedging purposes

The majority of the derivative transactions carried out by the Group are for the purpose of reducing risk. They include, in particular, interest rate swaps, cross-currency swaps, interest rate futures and foreign exchange forwards.

Most of these derivatives are accounted for as one-to-one or portfolio hedges under US-GAAP in accordance with the provisions of SFAS 133. All derivative transactions are accounted for at fair value.

Derivatives hedging the market value of assets or liabilities are accounted for as fair value hedges and derivatives hedging estimated future cash flows are accounted for as cash flow hedges.

Cash flows arising from net interest on a hedging derivative are recognised in the same way as the net interest income from the underlying hedged transaction. Accruals are recorded under accrued interest and prepaid expenses or accrued interest and deferred income, respectively.

Fair value hedge

Changes in the market value of derivatives are recorded in the trading result in the profit and loss account together with the market value changes relating to the hedged risk of the underlying transaction. Hedge ineffectiveness is reported in the trading result.

If a hedging relationship ceases to be effective or the derivative is terminated, the adjustment to the book value of the underlying transaction is amortised to interest over the remaining life of the underlying.

Cash flow hedge

The derivative is carried at fair value with changes in value reported initially in other comprehensive income to the extent the hedge is effective. These amounts initially recorded in other comprehensive income are subsequently reclassified into earnings in the same periods in which the forecasted transaction affects earnings. Hedge ineffectiveness is recorded in the trading result.

Derivative financial instruments classified as part of the trading portfolio

Some derivatives, while being economic hedges, do not meet detailed hedge accounting criteria under US-GAAP. These derivatives are accounted for as part of the trading portfolio, and are carried at fair value, with any gains or losses recorded in the profit and loss account, and recognised under other assets or liabilities. Interest income and expenditure on these derivatives is recorded in the trading result.

Equity participations

SFAS 115 does not apply to equity participations held by the Group as these participations are not listed on any exchange. Equity participations are valued at cost.

Intangible assets

Goodwill

Goodwill represents the excess of the cost of acquisition over the fair value of the Group's share in net assets at the date of acquisition.

Goodwill arising on acquisitions is capitalised as an intangible asset and tested for impairment at least once a year.

Property and equipment

Property and equipment are stated at the cost of acquisition or construction, less depreciation. Property and equipment are depreciated over their estimated useful lives. The estimated useful lives of property and equipment are set out below:

Estimated useful life, in years	
Buildings	50
IT-equipment	3
Bought-in software	3
Fixtures and fittings	
Furniture, fixtures and office equipment	5
Machinery and equipment	5
Vehicle fleet	5

The useful life of an asset is determined by taking into account the physical life of the asset, technical obsolescence and other factors. Fixed assets are also reviewed for impairment. Leasehold improvements are depreciated over the shorter of the term of the lease (taking into account extension options) or their useful life.

Subsequent costs of acquisition or manufacture are capitalised where an additional economic benefit arises. Maintenance expenditure on property and equipment is fully charged to expenditure in the year it is incurred.

Assets are recorded as property and equipment where they are used in the Group's operating business. Property and equipment used for rental purposes are recorded as other assets.

Leasing

The Group's lease contracts are accounted for in accordance with the economic risks and rewards implicit in the lease. Rents under leases where the risks and rewards associated with the leased item remain with the lessor (operating leases) are treated by the Group as rental expense.

Foreclosed assets

Property foreclosed on foot of loan agreements is intended for sale and is reported under other assets (foreclosed assets). It is carried at the lower of cost or fair value, less costs expected to be incurred upon the sale. Fair value is determined by a certified independent expert on the basis of a fully-capitalised earnings value. Income and expenditure relating to such properties are reported in the profit and loss account.

Financing costs

Financing costs for fixed assets are capitalised in accordance with the requirements of SFAS 34 for the period in which assets are produced.

Liabilities

Liabilities are stated at amortised cost. The difference between this amount and the nominal value is amortised or accreted over the life of the instrument and recorded as interest expense. Registered securities are reported with bearer debentures under debt securities in issue. Liabilities from short sales of securities are valued at fair value and recorded under other liabilities.

Provisions for commitments

Provisions are made for commitments to third parties if utilisation of the commitment is probable and the anticipated amount can be reasonably estimated.

Provisions for pensions and similar obligations

The Group operates two types of pension schemes – defined benefit schemes and defined contribution schemes. The costs of the defined contribution schemes are charged to the profit and loss account in the period in which they are incurred. The Group provides for its obligations under the defined benefit pension scheme at the year end. Benefits under the pension scheme are based on employees' pensionable income in the last year of their employment and on the total pensionable years' service within the Group at the time of retirement.

The provision for pensions and similar obligations is valued on the basis of the projected unit credit method. Profit and loss account charges include the present value of pension benefits earned in the financial year and the imputed interest charge on benefits earned at the end of the previous year.

Deferred taxes

Deferred taxes are recorded for temporary differences between the carrying amounts of individual assets and liabilities for financial reporting purposes and those for tax reporting purposes. Deferred tax liabilities are recorded for differences which, when reversed at a later date, will result in a higher tax charge. Deferred tax assets are recorded for those differences which, when reversed, will result in a tax credit. In addition, deferred tax assets are created for losses carried forward for tax purposes. The value of deferred tax assets is reviewed on a regular basis and valuation allowances are made, if applicable.

Deferred taxes are calculated at the local tax rates which are currently expected to apply when the difference reverses. Deferred taxes are adjusted in the event of a legally promulgated change in tax rates.

Currency translation

Assets and liabilities denominated in foreign currencies are valued at the appropriate spot rate of exchange ruling at the balance sheet date. Profits and losses arising from these translations are included in the profit and loss account in other income and expenses.

The accounts of foreign subsidiaries with functional currencies other than the euro are translated into euro. Balance sheet amounts are translated at the exchange rates ruling on the balance sheet date, and the income and expenditure amounts are translated at the average exchange rate for the year. Translation differences arising on the net investment in these foreign subsidiaries are recorded in other comprehensive income.

Earnings per share

Earnings per share is determined in accordance with SFAS 128. On 3 May 2004, DEPFA BANK plc carried out a 10 for 1 share split. Comparative earnings per share numbers have been adjusted accordingly.

The effects of rights which may be exchanged for equity are taken into account in determining diluted earnings per share. Earnings per share from continuing operations is presented separately.

Estimates

Certain estimates and assumptions are made in the preparation of the Group accounts. These affect the reported amounts of assets and liabilities and contingent liabilities as at the balance sheet date and the reported amounts of income and expenditure during the year. Actual results could differ from those estimates.

Preferred share structures

Preferred share structures have been accounted for in accordance with FIN 46 R (consolidation of variable interest entities). In accordance with FIN 46 R, the Group deconsolidated certain trust structures set up to issue preferred shares as at 31 December 2003 on a prospective basis. The liabilities under these structures are accounted for as subordinated debt.

Share compensation scheme

Shares awarded under the share compensation scheme are accounted for in accordance with APB 25. The fair value of the shares at the award date is charged as a compensation charge to the profit and loss account over the vesting period of three years with a corresponding credit to equity.

Shares purchased in the market for the compensation scheme are accounted for as treasury shares and are deducted from equity.

Statement of cash flows

For the purposes of the Consolidated Statement of Cash Flows, the Group's cash and cash equivalents are cash and balances with central banks.

Revenue recognition

Revenue is recognised when it is realised or realisable, and earned. This concept is applied to the key revenue generating activities of the group as follows:

Net interest revenues – Interest from interest-bearing assets and liabilities is recognised on an accruals basis over the life of the asset or liability, based on the constant effective yield reflected in the terms of the contract and any related net deferred fees, premiums, discounts or debt issuance costs.

Fees and commissions – Revenue from the various services the Group performs are recognised when the following criteria are met: persuasive evidence of an arrangement exists, the services have been rendered, the fee or commission is fixed or determinable and collectability is reasonably assured. Incentive fee revenues from investment advisory services are recognised at the end of the contract period when the incentive contingencies have been resolved.

New accounting standards adopted in 2004

Statement of Financial Accounting Standards 132: Employers' Disclosures about Pensions and other Post-Retirement benefits

In December 2003, the FASB issued SFAS No. 132 (revised 2003), 'Employers' Disclosures about Pensions and Other Post-retirement Benefits.' SFAS No. 132 revises employers' disclosures about pension plans and other post-retirement benefits by requiring additional disclosures such as descriptions of the types of plan assets, investment strategies, measurement dates, plan obligations, cash flows and components of net periodic benefit costs recognised during interim periods. The statement does not change the measurement or recognition of the plans. The additional disclosures, where applicable, are included in Note 16 of the financial statements.

Emerging Issues Task Force Issue 03-1: The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments

The EITF Issue 03-1 provides guidance on recognising other-than-temporary impairments on securities classified as either available for sale or held to maturity under SFAS 115 and for investments accounted for under the cost method. In September 2004, the FASB issued FSP EITF 03-1-1 which delayed the effective date of EITF 03-1 until the FASB staff addresses additional measurement issues affecting the consensus.

New accounting principles which will be effective for next year

International Financial Reporting Standards (IFRS)

The European Parliament and Council of the European Union issued a regulation in 2002 that will require all EU listed companies to prepare their consolidated accounts in accordance with IFRS rather than the existing national GAAP. The regulation takes effect from 2005 and consequently the accounting framework under which the Group reports will change. The Group will produce its consolidated accounts in accordance with IFRS for the year ended 31st December 2005. DEPFA BANK is currently assessing the impact of this change on its accounts.

(B) Notes to the Group balance sheet

(1) Cash and balances with central banks

€ m	31. Dec. 2004	31. Dec. 2003
Cash on hand	-	-
Balances with central banks	722	531
Total	**722**	**531**

Drawing restrictions of € 425 million (2003: € 397 million) apply to minimum reserve obligations.

(2) Loans and advances to banks

€ m	31. Dec. 2004	31. Dec. 2003
Public sector loans	3,998	2,009
Other loans and advances	9,462	8,864
Net deferred items	20	5
of which premiums	20	5
of which discounts	-	-
Total	**13,480**	**10,878**
Of which repayable on demand	3,633	2,970

Other loans and advances to banks include term deposits of € 2,616 million (2003: € 2,467 million), accounts receivable from reverse repurchase agreements of € 1,600 million (2003: € 235 million) and collateral pledged of € 3,552 million (2003: € 2,898 million). Net deferred items are amortised over the term of the respective loan, through net interest income.

(3) Loans and advances to customers

€ m	31. Dec. 2004	31. Dec. 2003
Public sector loans	33,195	22,976
Other loans and advances	423	1,310
Net deferred items	84	62
of which premiums	84	62
of which discounts	-	-
Total	**33,702**	**24,348**

Other loans and advances to customers include term deposits of € 183 million (2003: € 43 million). Net deferred items are amortised over the term of the respective loans, through net interest income.

There are no provisions for loan losses at 31 December 2004 in respect of continuing operations (2003: nil).

(4) Debt securities and other fixed-income securities

Securities are classified as:

€ m	31. Dec. 2004	31. Dec. 2003
Available for Sale	59,607	56,841
Trading	518	545
Total	**60,125**	**57,386**

Revenue from the sale of available for sale securities amounted to € 33,834 million (2003: € 12,191 million) of which realised profits account for € 89 million (2003: € 61 million) and realised losses account for € 18 million (2003: € 17 million).

On the sale or transfer of a security, the amount of the gain or loss on the disposal to be transferred out of other comprehensive income is calculated by reference to the weighted average amortised cost of the security.

Net unrealised gains on trading securities amounted to € 22 million (2003: € 5 million).

There are no securities classified as held to maturity at 31 December 2004 (2003: nil).

There were no transfers of securities between the available for sale and trading portfolios in the year.

Maturity profile

The following schedule presents the contractual maturity profile of available for sale debt securities and other fixed-income securities at 31 December 2004. Actual residual maturities may differ from agreed residual maturities if debtors are entitled to early termination or repayment of the security.

€ m	Amortised cost	Market value
Available for Sale		
Due within one year	2,903	2,926
Due within 1-5 years	7,554	7,906
Due within 5-10 years	12,567	13,196
Due after 10 years	32,397	35,579
Total	**55,421**	**59,607**

Amortised cost, fair value and unrealised gains and losses from the Group's available for sale debt securities and other fixed-income securities are presented in the following table:

€ m	31 Dec. 2004				31 Dec. 2003			
	Amortised cost	Unrealised profit	Unrealised loss	Fair value	Amortised cost	Unrealised profit	Unrealised loss	Fair value
Available for sale								
Government and other public sector bonds	37,672	3,701	347	41,026	39,456	2,478	171	41,763
Local government bonds	17,602	873	44	18,431	14,278	747	125	14,900
Corporate bonds	147	3	-	150	176	2	-	178
Total	**55,421**	**4,577**	**391**	**59,607**	**53,910**	**3,227**	**296**	**56,841**

As at 31 December 2004, available for sale securities in unrealised loss positions (net of hedging derivatives) are analysed as follows:

€ m	Continuous Unrealised Loss Position for less than 12 months		Continuous Unrealised Loss Position for greater than 12 months		Total unrealised loss position as at 31 December 2004	
	Fair value	Unrealised Loss	Fair value	Unrealised Loss	Fair value	Unrealised Loss
Government and other public sector bonds	11,498	18	7,986	42	19,484	60
Local government bonds	3,422	8	5,754	19	9,176	27
Total	**14,920**	**26**	**13,740**	**61**	**28,660**	**87**

In the opinion of the directors, these impairments are temporary in nature and the Group has the ability and intent to hold the investments for a period of time sufficient for a forecasted recovery of fair value up to the cost of the investment.

Repurchase agreements and pledges

As at 31 December 2004, debt securities and other fixed-income securities included securities sold under repurchase agreements with a book value of € 34.8 billion (2003: € 35.5 billion), of which € 4.9 billion were attributable to securities pledged to central banks (2003: € 5.5 billion) and € 29.9 billion (2003: € 30.0 billion) to securities sold under repurchase agreements with non-central banks.

(5) Equities and other non-fixed income securities

Amortised cost, fair value and unrealised gains and losses on equities and other non fixed-income securities are presented in the following table:

€ m	31 Dec. 2004				31 Dec. 2003			
	Amortised cost	Unrealised profit	Unrealised loss	Fair value	Amortised cost	Unrealised profit	Unrealised loss	Fair value
Trading	11	1	–	12	7	2	–	9
Available for Sale	69	5	–	74	45	2	–	47
Total	**80**	**6**	**–**	**86**	**52**	**4**	**–**	**56**
– of which negotiable on the stock exchange				–				1
– of which listed on the stock exchange				2				4

These securities have no fixed final maturity.

There were no transfers between the available for sale and trading portfolios in the year.

(6) Equity participations

€ m	Cost					Depreciation		Book value	
	1 Jan. 2004	Additions	Disposals	Transfers	31 Dec. 2004	Current year	Accumu-lated	31 Dec. 2004	31 Dec. 2003
Equity participations	9	–	-8	–	1	1	1	–	5
of which valued at equity € nil (2003: nil)									
Equity participations	**9**	**–**	**-8**	**–**	**1**	**1**	**1**	**–**	**5**

(7) Intangible assets

€ m	Cost					Amortisation		Book value	
	1 Jan. 2004	Additions	Disposals	Transfers	31 Dec. 2004	Current year	Accumu-lated	31 Dec. 2004	31 Dec. 2003
Goodwill	5	–	–	–	5	–	–	5	5
Intangible assets	**5**	**–**	**–**	**–**	**5**	**–**	**–**	**5**	**5**

(8) Property and equipment

Property and equipment includes land and buildings and fixtures and fittings used by the Group in whole or in part.

€ m	Cost					Depreciation		Book value	
	1 Jan. 2004	Additions	Disposals	Transfers	31 Dec. 2004	Current year	Accumu-lated	31 Dec. 2004	31 Dec. 2003
Land and property	2	–	–	–	2	–	–	2	2
Fixtures and fittings	12	20	7	–	25	4	5	20	7
Property and equipment	**14**	**20**	**7**	**–**	**27**	**4**	**5**	**22**	**9**

There were no leased items at year end (2003: nil).

(9) Other assets

This item comprises:

€ m	31 Dec. 2004	31 Dec. 2003
Derivatives with positive market values	1,452	849
Deferred tax assets	5	1
Other assets	11	16
Total	**1,468**	**866**

(10) Accrued interest receivable, deferred interest and prepaid expenses

€ m	31 Dec. 2004	31 Dec. 2003
Accrued interest	2,177	2,481
Deferred interest and prepaid expenses	20	3
Total	**2,197**	**2,484**

(11) Liabilities to banks

€ m	31 Dec. 2004	31 Dec. 2003
Deposits	11,686	10,875
Other liabilities	35,201	39,070
Net deferred items	1	-1
Total	**46,888**	**49,944**
Of which repayable on demand	328	217

Deposits include term deposits of € 10,165 million (2003: € 10,658 million). Other liabilities mainly include borrowings under repurchase agreements of € 34,210 million (2003: € 36,858 million), other loans, and other liabilities arising from syndicated and lending transactions.

(12) Liabilities to customers

€ m	31 Dec. 2004	31 Dec. 2003
Deposits	4,492	4,724
Other liabilities	1,041	1,646
Net deferred items	1	-19
Total	**5,534**	**6,351**
of which due on demand	27	1

Deposits include term deposits of € 4,420 million (2003: € 3,597 million). Other liabilities mainly include other liabilities from issuing and lending activities.

(13) Debt securities in issue

€ m	31 Dec. 2004	31 Dec. 2003
Debt securities issued		
Public sector covered bonds	22,117	10,302
Interest rates between 0.75% and 6.8%, maturity until 2034		
– including registered public sector covered bonds € 685 (2003: nil)		
Other debt securities	4,545	1,750
Interest rates between 0.01% and 9.5%, maturity until 2035		
Money market securities	21,383	19,792
interest rates between 0.01% and 6.60%, maturity until 2006		
Net deferred items	-87	-142
Total	**47,958**	**31,702**

Interest rates and times to maturity are those applicable at 31 December 2004.

The remaining times to maturity of debt securities in issue comprise:

€ m	31 Dec. 2004	31 Dec. 2003
Residual maturity		
Less than 3 months	17,267	12,579
3 months –1 year	4,357	4,737
1–2 years	961	128
2–3 years	5,585	275
3–4 years	7,348	181
4–5 years	1,759	6,716
> 5 years	10,681	7,086
Total	**47,958**	**31,702**

At the balance sheet date, restricted assets with a nominal value of € 24 billion (2003: € 12 billion) were entered on the trustee register as collateral for covered bonds. Repurchased own issues with a nominal value of € 350 million (2003: € nil) are deducted from the issued volume.

(14) Other liabilities

This item comprises:

€ m	31 Dec. 2004	31 Dec. 2003
Derivatives with negative market values	6,888	5,473
Other liabilities	98	163
Total	**6,986**	**5,636**

Other liabilities mainly include liabilities from short positions, outstanding taxes not related to income and trade creditors.

(15) Accrued interest payable, deferred interest and deferred income

This item comprises:

€ m	31 Dec. 2004	31 Dec. 2003
Accrued interest	2,093	2,260
Deferred interest and deferred income	7	3
Total	**2,100**	**2,263**

(16) Provisions

€ m	31 Dec. 2004	31 Dec. 2003
Provisions for pensions and similar obligations	3	4
Tax provisions and deferred taxes	49	56
Other provisions	28	20
Total	**80**	**80**

Provisions for pensions and similar obligations

The Group operates a number of pension schemes. The schemes include defined benefit as well as defined contribution schemes. The Group made pension contributions of € 3 million (2003: € 1 million) relating to defined contribution schemes in the year. Pension provisions are set up for defined benefit schemes. The defined benefit scheme is unfunded.

Pension commitments relate to commitments arising from the Group's pension schemes and from special agreements with the executives.

The Group pension provision at 31 December 2003 is € 56 million, of which € 3 million relates to continuing operations and € 53 million relates to discontinued operations. The pension scheme details given below are in respect of both continuing and discontinued operations.

The defined benefit calculations are based on the following:

%	2004	2003
Discount rate	4.50	5.50
Average Salary Increase Rate	2.00	2.50
Periodic Adjustment	0.00	2.00
Inflation rate	1.75	2.00

Actuarial calculations are performed annually. The calculations are carried out using the Heubeck tables of 1998. The measurement date is 31 December 2004 (2003: 31 December 2003).

Composition of pension expenditure relating to the defined benefit scheme:

€ m	2004	2003
Service cost (expenditure for benefits earned during the year)	–	–
Interest cost (imputed interest expenditure on benefits already earned)	3	3
Redemption of transition balance from the first time adoption of SFAS 87	–	1
Pension expenditure	**3**	**4**

Pension expenditure under the defined benefit scheme relating to continuing operations is less than € 1 million.

The actuarial value of the pension obligations developed as follows:

€ m	2004	2003
Present benefit obligation (present value of benefits taking future salary increases into account) as at 1 January	55	51
Service cost (expenditure for benefits earned during the year)	–	–
Interest cost (imputed interest expenditure on benefits already earned)	3	3
Adjustment due to unrealised actuarial losses	3	5
Benefit payments	-4	-4
Present benefit obligation as at 31 December	**57**	**55**

Under US-GAAP regulations the present benefit obligation is not identical with the provision reported on the balance sheet.

There are no charges on individual assets to cover pension obligations.

The amounts recognised in the statements of financial positions consist of:

€ m	2004	2003
Accrued pension liability	56	54
Accumulated other comprehensive income	9	7
Net amount recognised	**47**	**47**

The net amount recognised in continuing operations amounts to € 2 million (2003: € 3 million).

The following benefit payments, which reflect expected future service, are expected to be paid:

2005	4
2006	4
2007	4
2008	4
2009	4
2010-2014	19

Tax provisions and deferred taxes

The Group's income taxes relate to Ireland and other countries as follows:

€ m	2004	2003
Current taxes		
Ireland	22	19
Other countries	15	10
Deferred taxes		
Ireland	6	–
Other countries	6	27
Total	**49**	**56**

The table below discloses a reconciliation between the charge in the profit and loss account and the tax which would arise on net income from continuing operations if it were taxed at the Group's standard rate of tax of 10% (2003: 10%). The Group's standard rate of tax is based on the current applicable tax rate in Ireland for the Group.

€ m	2004	2003
Net income before taxes	426	364
Taxes on net income before taxes at the standard rate	43	36
Effect of different tax rates in Ireland (income taxes)	–	1
Effect of different tax rates in other countries (income taxes)	-8	7
Deferred taxes	3	4
Actual income taxes reported in the profit and loss account	**38**	**48**

No losses carried forward are existing at 31 December 2004 (2003: nil).

The deferred tax assets and deferred tax liabilities result from different valuation principles for tax purposes for the following balance sheet items:

€ m	2004	2003
Loans and advances to banks and customers	–	1
Debt securities	–	3
Derivatives	767	696
Debt securities in issue	35	6
Liabilities to banks and customers	1	–
Other provisions	1	3
Deferred tax assets	**804**	**709**
Loans and advances to banks and customers	112	57
Debt securities	518	327
Derivatives	180	331
Other assets	1	–
Debt securities in issue	–	20
Deferred tax liabilities	**811**	**735**

After setting off claims and liabilities to the same tax authority, deferred tax assets and deferred tax liabilities are recorded as follows:

€ m	31 Dec. 2004	31 Dec. 2003
Deferred tax assets	5	1
Deferred tax liabilities	12	27

The Group did not provide for income taxes or foreign withholding taxes on € 406 million (2003: € 296 million) of cumulative earnings of foreign subsidiaries as of 31 December 2004 because these earnings are intended to be continuously reinvested in those operations.

Other provisions

€ m	31 Dec. 2004	31 Dec. 2003
For administrative expenditure	28	20
Total	**28**	**20**

(17) Hybrid capital

Hybrid capital comprises subordinated liabilities which, from a regulatory perspective, are considered quasi-equity. However, these are accounted for as liabilities rather than shareholders' equity. Hybrid capital comprises the following:

€ m	31 Dec. 2004	31 Dec. 2003
Subordinated debt	400	300
Total	**400**	**300**

Subordinated debt

The subordinated debt comprises the following:

Year of issue	Nominal € million	Issuer	Currency	Interest rate	Maturity date
2003	300	DEPFA Finance N. V.	€	6.5%	30/10/2028
2004	100	DEPFA Finance N. V.	€	6.5%	30/10/2028
	400				

The aggregate expenditure from interest payments on the subordinated debt amounted to € 27 million (2003: € 4 million).

DEPFA is obliged to pay a coupon on the principal amounts and has the option to call the amounts after 5 years from the issue date.

In accordance with FIN 46R (consolidation of variable interest entities), the Bank deconsolidated at 31 December 2003 certain trust structures set up to issue preferred shares. As a result, the external liabilities under these trust structures are shown in subordinated debt, amounting to € 400 million (2003: € 300 million).
Previously, they were shown in minority interest. The interest expense of € 27 million for 2004 has been shown in interest on hybrid capital. The interest expense for 2003 of € 4 million has been shown in minority interest income.

(18) Equity

Authorised capital

The total authorised share capital of DEPFA BANK plc is € 130,000,002 divided into 433,333,340 ordinary shares of 30 cent each. At 31 December 2004, the issued share capital of DEPFA BANK plc amounted to € 106 million. It consists of 353,019,720 unit shares, which each carry one vote.

Issued share capital

The issued share capital reconciles to the book value as follows:

€ m	
Issued share capital	**106**
Purchases of shares for share compensation scheme	-3
Share compensation cost recognised	1
31 December 2004	**104**

On 3 May 2004, DEPFA BANK plc carried out a 10 for 1 share split. This split has been applied retrospectively for comparative numbers.

In 2002, DEPFA BANK plc established a trust in favour of the Group employees and directors as part of the deferred stock plan of the DEPFA BANK Incentive Compensation Programme (the "Scheme"). On 31 December 2004, the Trust held 10,769,086, shares on behalf of the Group employees and directors for stock awards made and for future awards.

Retained earnings

€ m	2004	2003
1 January	**838**	**503**
Group net income	540	370
Dividends	-41	-35
31 December	**1,337**	**838**

Shareholders holding greater than 5% of the issued share capital consist of:

€ m	31 Dec. 2004
The Capital Group Companies Inc.	8.069%

Dividend payments

Distributable profits of DEPFA BANK plc are defined under the Irish Companies Acts and are based on the Irish GAAP accounts.

The directors have recommended a dividend payment of 17 cent per share to be declared at the AGM to be held on 3 May 2005.

Incentive compensation programme

In 2002, the Group established an Incentive Compensation Programme (the "Scheme") under which the Compensation Committee are entitled to pay an annual cash bonus and to make awards of restricted shares to employees and directors of the Group.

In relation to share awards under the Scheme, the Group established a Trust (the "Trust") that will be used to purchase shares of DEPFA BANK plc with funds provided by the Group (see Authorised Capital note above). Shares purchased will be held for the benefit of employees until the satisfaction of the associated vesting requirements.

The Scheme authorises the granting of restricted shares to be held by the Trust until vesting conditions specified by the Group are satisfied. The restricted shares carry no voting rights but are entitled to receive dividends as and when declared. Restricted shares are awarded for no consideration and are subject only to continued employment over the three-year vesting period. Dividends declared during the vesting period will be used to purchase additional shares in DEPFA BANK plc which will vest three years from the date of the award.

Details of the share awards under the compensation scheme are as follows:

Award date	No. of shares awarded	Weighted average grant date fair value (€ M)	Compensation cost recognised in 2003	Compensation cost recognised in 2004	Compensation cost to be recognised in subsequent periods
Feb. 2003	4,521,000	18	10	6	2
Jan. 2004	3,280,100	38	–	21	17
Feb. 2005	2,373,850	29	–	–	29
	10,174,950	85	10	27	48

The movement on own shares held in the Trust during the year is as follows:

	No. of Shares	Cost of Shares € M
Own shares held 1 January 2004	11,278,290	**67**
Purchased in year	968,266	11
Vested in year	-1,477,470	-7
Own shares held 31 December 2004	**10,769,086**	**71**

Components of other comprehensive income

The components of other comprehensive income are as follows:

€ m	2004			2003		
	Before taxes	Tax effect	Net	Before taxes	Tax effect	Net
Effects from marking securities to market						
Changes in unrealised gains/losses	101	27	74	19	-5	14
Realised gain/loss	-99	-36	-63	-45	10	-35
Total gain/loss	2	-9	11	-26	5	-21
Gain/Loss from derivatives	4	2	2	-42	17	-25
Additional pension obligation	-5	-2	-3	-5	2	-3
Total	**1**	**-9**	**10**	**-73**	**24**	**-49**

Other comprehensive income includes results from discontinued operations of - € 3 million (2003: - € 35 million).

The unrealised gain/(loss) on cash flow hedges is transferred to the profit and loss account when the cash flow from the underlying transaction affects the profit and loss account. During the next 12 months, € 2 million (2003: € 3 million) is expected to be transferred from other comprehensive income to the profit and loss account.

(19) Residual maturity of assets and liabilities

€ m	Residual maturity				
Items as at 31 Dec. 2004	up to 3 months	Between 3 months and 1 year	Between 1 year and 5 years	Over 5 years	Total
Loans and advances to banks	10,026	818	708	1,928	13,480
Loans and advances to customers	2,244	2,148	6,074	23,236	33,702
Debt securities and other fixed-income securities	1,718	1,212	8,187	49,008	60,125
Liabilities to banks	34,560	11,070	221	1,037	46,888
Liabilities to customers	4,608	538	282	106	5,534
Debt securities in issue					
Debt securities issued	40	293	15,561	10,681	26,575
Money market securities in issue	17,227	4,064	92	–	21,383

(20) Assets and liabilities in foreign currency

At the balance sheet date, the total amount of assets denominated in foreign currency amounted to the equivalent of € 45.5 billion, and liabilities denominated in foreign currency amounted to the equivalent of € 49.8 billion. These amounts are in respect of both continuing and discontinued operations. The difference was almost entirely covered by forward foreign exchange transactions and currency swaps.

(C) Notes to the Group profit and loss account

(21) Net interest income

€ m	2004	2003
Interest income from public finance	1,074	841
Interest income from other lending business and money market transactions	99	97
Interest income from fixed-income securities	2,384	1,899
Total Interest Income	**3,557**	**2,837**
Interest expenditure for		
Asset-covered bonds	585	223
Other debt securities	164	48
Borrowings	69	28
Hybrid capital	29	10
Other banking transactions	2,430	2,323
Total Interest Expense	**3,277**	**2,632**
Total	**280**	**205**

(22) Net commission income

€ m	2004	2003
Commission income from banking transactions	80	110
Commission expenditure from banking transactions	-7	-17
Other commission income	3	2
Other commission expenditure	-9	-1
Total	**67**	**94**

(23) Income from sale of assets

Income from sale of assets amounted to € 209 million (2003: € 47 million) and reflects income from the sale of non-trading book financial assets.

(24) Trading result

The trading result is attributable to securities trading and to the valuation of derivative financial instruments and net interest on trading derivatives. This includes changes in the market value of derivative positions that do not meet the strict requirements of hedge accounting. The trading result also includes the ineffective portions of fair value hedges amounting to € -5 million (2003: € -14 million).

€ m	2004	2003
Securities and derivatives trading result	12	62
Valuation of derivatives/SFAS 133	-16	38
Net interest on trading derivatives	9	8
Total	**5**	**108**

(25) Other income

€ m	2004	2003
Foreign exchange gains	6	–
Other operating income	4	3
Total	**10**	**3**

(26) General administrative expenses

€ m	2004	2003
Personnel expenditure		
Wages and salaries	72	44
Social security costs	9	4
– of which pension expenditure € 5 million (2003: € 2 million)		
Other administrative expenditure	58	41
Total	**139**	**89**

(27) Other expenditure

€ m	2004	2003
Foreign exchange losses	–	2
Other operating expenses	2	–
Total	**2**	**2**

(28) Income taxes

Please refer to Note 16 to the Group balance sheet for tax provisions and deferred taxes.

(29) Result from discontinued operations

On 1 March 2004, the Group announced the proposed sale of DEPFA Deutsche Pfandbriefbank AG ("Deutsche Pfandbriefbank"). This sale was scheduled to be completed in 2004. However, the change in the German Pfandbrief legislation announced in the summer added a new dimension to negotiations with potential buyers. In the directors' view, these changes are positive in respect of the sector in which Deutsche Pfandbriefbank operates.

The proposed sale has been accounted for as a discontinued operation in accordance with SFAS 144 for the following reasons:

- A sale plan is in place and Deutsche Pfandbriefbank is available for immediate sale
- The Group is currently in negotiations with a number of interested parties and expects a sale to be completed for a reasonable price in 2005
- No change to the current sale plan is anticipated

Summarised financial information for the discontinued operations is as follows:

€ m	2004	2003
Net interest income	139	163
Net commission income	-1	-5
Income from sale of assets	148	65
Trading result	-6	-15
Other income	17	11
Operating income	**297**	**219**
General administrative expenses	-34	-32
Depreciation and amortisation of intangible assets and property and equipment	-3	-3
Other expenditure	-25	-71
Operating results before provision for loan losses	**235**	**113**
Provision for loan losses	-	-
Income before income taxes	**235**	**113**
Income taxes	-81	-45
Income after income taxes	**154**	**68**
Minority interest income	-2	-10
Net income for the year	**152**	**58**

The carrying values of assets and liabilities classified as held for sale are:

€ m	31. Dec. 2004	31. Dec. 2003
Cash and balances with central banks	8	149
Loans and advances to banks	7,438	7,589
Loans and advances to customers	35,524	38,437
Debt securities and other fixed income	29,861	25,983
Equities and other non fixed income securities	-	1
Intangible assets	28	-
Property and equipment	4	7
Other assets	2,791	2,203
Accrued interest and prepaid expense	2,957	3,028
Total assets	**78,611**	**77,397**
Liabilities to banks	12,367	7,694
Liabilities to customers	407	547
Debt securities in issue	56,499	59,787
Other liabilities	4,834	3,852
Accrued interest and deferred income	3,079	3,137
Provisions	265	188
Hybrid capital	1,109	1,083
Minority interest	9	23
Total liabilities	**78,569**	**76,311**

The above assets and liabilities are shown net of consolidation items.

No impairment provision is required in relation to the above carrying values, as, in the opinion of the directors, the fair value of Deutsche Pfandbriefbank less the expected costs of sale exceed the carrying value.

The financing volume of discontinued operations is analysed in Note 36.

Deutsche Pfandbriefbank lending business focuses on public sector lending, however included within loans and advances to customers are property loans with a book value of € 3,001 million. The Group has entered into an agreement with Aareal Bank AG whereby the property loans will be sold to Aareal Bank AG. The credit risk inherent in three property loan sub-portfolios was transferred via credit derivatives. These loans have a book value of € 1,458 million. The Group has also entered into a guarantee agreement with Aareal Bank AG in respect of certain of these property loans.

Impaired loans are analysed as follows:

€ m	31 Dec. 2004	31 Dec. 2003
Loans in respect of which provisions for loan losses were set aside	90	698
Impaired Loans in respect of which no provisions for loan losses were set aside	290	–
Total	**380**	**698**
Provision for loan losses on impaired loans	31	112

Impaired loans relate to property loans.

Deutsche Pfandbriefbank has derivatives with a nominal value of € 93 billion (2003: € 94 billion) and an on balance sheet credit exposure of € 2.7 billion (2003: € 2.2 billion) at 31 December 2004 (OECD banks and financial institution counterparties).

During the year the Group acquired an additional 0.97% of the share capital of Deutsche Pfandbriefbank AG. This resulted in the creation of goodwill of € 28 million which is included above under intangible assets.

(D) Reporting on financial instruments

US-GAAP essentially defines financial instruments as contracts which result in an obligation to deliver cash or a right to receive cash or the obligation or right to exchange financial instruments. This includes cash and balances with central banks and participating interests in other companies.

To reduce counterparty risk, the Group requires the provision of suitable collateral. Collateral essentially comprises bank guarantees and securities collateral provided under securities repurchase transactions. Credit risks are also collateralised by means of suitable credit derivatives for securitisation and other transactions.

(30) Fair value of financial instruments

The fair value of a financial instrument is the amount at which a financial instrument could be exchanged in a transaction between two independent and competent parties willing to enter into a corresponding transaction at the reported balance sheet date. Fair values are determined as at the reported balance sheet date on the basis of the market information available at that date and using the calculation methods outlined below, which are based on certain assumptions. For financial instruments that are traded in well-functioning markets, the price quoted on the market or exchange is used in determining the fair value. For other financial instruments, fair values are estimated using internal valuation models, particularly the net present value method. In view of varying factors, the values calculated may differ from the values later realised in the market.

The procedures adopted to determine the fair values for different financial instruments are described as follows:

The fair value of cash and balances with central banks, accrued interest, assets and liabilities with a residual time to maturity of less than one year, variable rate financial instruments and loan commitments and contingent liabilities equates to their book value or nominal value. Securities and derivatives in the trading portfolio are accounted for at fair value which is determined on a mark-to-market basis. The fair value of exchange-traded securities, derivatives and listed debt instruments is determined on the basis of quoted market prices. The fair values of all other receivables and liabilities are determined by discounting the expected future cash flows, using current interest rates.

Fair values of OTC derivatives, such as interest rate swaps, cross currency swaps and forward foreign exchange contracts are determined on the basis of discounted expected future cash flows. For these purposes, the market interest rates are used over the remaining time to maturity of the financial instrument. The fair value of forward foreign exchange transactions is determined on the basis of current forward rates of similar contracts. Options are valued by means of price quotations or accepted option pricing models. Futures are reported at current market prices. Credit derivatives are valued using market spreads and recovery rates for the counterparty.

Assets (€ m)	31 Dec. 2004		31 Dec. 2003	
	Book value	Fair value	Book value	Fair value
Cash and balances with central banks	722	722	531	531
Loans and advances to banks	13,480	13,565	10,878	10,877
Loans and advances to customers	33,702	33,907	24,348	24,435
Securities				
– Debt securities and other fixed-income securities	60,125	60,125	57,386	57,386
– Equities and other non-fixed income securities	86	86	56	56
Accrued interest	2,177	2,177	2,481	2,481

Liabilities (€ m)	31 Dec. 2004		31 Dec. 2003	
	Book value	Fair value	Book value	Fair value
Liabilities to banks	46,888	46,884	49,944	49,944
Liabilities to customers	5,534	5,533	6,351	6,364
Debt securities in issue	47,958	48,058	31,702	31,674
Hybrid capital	400	449	300	337
Accrued interest	2,093	2,093	2,260	2,260

Other items (€ m)	31 Dec. 2004		31 Dec. 2003	
	Book value	Fair value	Book value	Fair value
Derivatives				
– Derivatives with positive market values	1,452	1,452	849	849
– Derivatives with negative market values	6,888	6,888	5,473	5,473

(31) Risk concentration in the lending business

Default risk concentrations (credit risk concentrations) may arise from business relationships with groups of borrowers having similar characteristics and whose ability to redeem debt equally depends on the change in some overall economic conditions. Credit risks within the Group are managed by establishing limits for each borrower, requesting appropriate collateral and applying a standard lending policy.

The Group's lending business focuses on public sector financing. The loan portfolio does not show any particular dependence on individual sectors. In addition, there are no material large exposures at 31 December 2004 resulting in a concentration of assets or liabilities.

The structure of the loan and money market portfolio at 31 December 2004 is as follows:

€ m	Accounts receivable	Repo transactions	Total
Banks	7,882	1,600	9,482
Companies and private individuals	290	217	507
Public authorities	37,193	–	37,193
Total	**45,365**	**1,817**	**47,182**

The structure of the loan and money market portfolio at 31 December 2003 is as follows:

€ m	Accounts receivable	Repo transactions	Total
Banks	8,634	235	8,869
Companies and private individuals	1,367	5	1,372
Public authorities	24,985	–	24,985
Total	**34,986**	**240**	**35,226**

(32) Derivative financial instruments

Derivatives are contracts or agreements whose values are determined on the basis of changes in an underlying, such as interest rates, foreign exchange rates, securities prices, financial and commodity indices or other variables. The timing of cash receipts and payments for derivatives is generally determined by contractual agreement. Derivatives are either standardised contracts traded on exchanges or over-the-counter (OTC) contracts agreed individually by the parties to the contract. Futures and certain options are examples of standard exchange-traded derivatives. Forwards, swaps, and other option contracts are examples of OTC derivatives. OTC derivatives are not freely tradable. In the normal course of business, however, they may be terminated or assigned to another counterparty if the current party to the contract agrees.

Derivatives may be used for trading purposes or for risk management purposes. The Group uses derivative financial instruments primarily as a means of hedging the risk associated with asset/liability management in the context of interest bearing transactions. Interest rate derivatives are primarily entered into for the purposes of fair value and cash flow hedges, for hedging available for sale securities, loans extended, promissory note loans and debt securities in issue. Derivatives are also entered into, to a smaller extent, for the purpose of hedging foreign currency risks. Foreign exchange risks are primarily hedged by means of suitable fair value hedges for available for sale securities, loans extended and debt securities in issue. However, some derivatives used for risk management purposes do not qualify for hedge accounting and are therefore classified as part of the 'trading portfolio' in the Group accounts.

Derivatives used by the Group include:
- Interest rate and currency swaps
- Interest rate futures, FRAs and interest rate options
- Forward foreign exchange contracts
- Credit default swaps

Interest rate swaps involve the exchange of fixed and variable rate interest payments between two parties at specified times based on a common nominal amount and maturity date. The nominal amounts are not exchanged. Nominals are used solely to calculate the interest payments.
Cross currency swaps have nominal amounts in two different currencies. The interest is paid in these two currencies. An exchange of the nominal amount often takes place at the beginning and at the end of the contract. The risks from interest rate swaps and cross currency swaps include the credit risk of OTC derivatives.

Interest rate options are contracts that allow the purchaser to receive consideration, enter into contracts on financial instruments or to buy and sell an underlying, at a specified price at a specified point of time. The option writer is obligated to pay cash, buy, sell or enter into a financial instrument, if the purchaser chooses to exercise the option. Option contracts purchased or written by the Group include caps and floors, which are interest rate hedging instruments, as the agreed payment covers the difference in interest between the agreed interest rate and the market rate. Exposure to current and future movements in interest rates and the ability of the counterparties to meet the terms of the contracts represent the primary risks associated with interest rate options.

Futures are standardised exchange-traded contracts to buy or sell a specific financial instrument at a specific future date and price. FRAs (forward rate agreements) provide for the payment or receipt of the difference between a specified interest rate and reference rate at a future trade date. Interest rate risks reflect the material risks associated with such contracts. Where these are OTC transactions, counterparty default risk also exists.

Forward foreign exchange contracts involve an agreement to exchange two currencies at a specific price and date agreed in advance. Exposure to changes in foreign currency exchange rates and the counterparty default risk are the primary risks associated with forward foreign exchange contracts.

Credit default swaps are contracts which transfer credit risk on an underlying reference asset or group of assets from one party to another in exchange for a fee. The material risk from credit default swaps is exposure to changes in the credit risk of the underlying reference asset and the ability of the counterparties to meet the terms of the contracts.

The following table presents nominal amounts and on-balance sheet credit exposure of standardised derivatives and OTC derivatives as at each year-end. The total replacement cost of the derivatives represents its on-balance sheet credit exposure. Replacement cost is calculated in line with market norms. The total replacement cost for all OTC derivatives reflects the worst case scenario for the credit risk: that is, the assumption that all counterparties will default on their obligations simultaneously. Exchange traded derivatives are not included in replacement cost as in the event of the counterparty default, the exchange will assume the counterparty's obligation.

€ m	Nominal amounts		On-balance sheet credit exposure	
	31 Dec. 2004	31 Dec. 2003	31 Dec. 2004	31 Dec. 2003
Interest rate and currency swaps				
Trading	17,904	16,359	212	228
Hedging	86,893	67,134	1,135	520
Total	**104,797**	**83,493**	**1,347**	**748**
Interest rate futures and forward rate agreements				
Trading	542	767	–	–
Hedging	–	–	–	–
Total	**542**	**767**	**–**	**–**
Interest rate options purchased				
Trading	411	1,130	2	2
Hedging	1	2	–	–
Total	**412**	**1,132**	**2**	**2**
Interest rate options written				
Trading	31	4,043	–	57
Hedging	1	2	–	–
Total	**32**	**4,045**	**–**	**57**
Forward foreign exchange contracts				
Trading	9,472	5,604	27	13
Hedging	505	352	5	8
Total	**9,977**	**5,956**	**32**	**21**
Credit derivatives				
Trading	6,594	3,581	71	21
Hedging	–	–	–	–
Total	**6,594**	**3,581**	**71**	**21**
Total	**122,354**	**98,974**	**1,452**	**849**

The following table discloses the maturity period of the derivatives at the end of the year by product group:

€ m 31 December 2004	Nominal amount Time to maturity < = 1 year	1–5 years	> 5 years	Total
Interest rate and currency swaps	15,620	29,022	60,155	104,797
Interest rate futures and forward rate agreements	542	–	–	542
Interest rate options purchased	158	–	254	412
Interest rate options written	32	–	–	32
Forward foreign exchange contracts	9,977	–	–	9,977
Credit derivatives	883	2,329	3,382	6,594
Total	**27,212**	**31,351**	**63,791**	**122,354**

€ m 31 December 2003	Nominal amount Time to maturity < = 1 year	1–5 years	> 5 years	Total
Interest rate and currency swaps	15,753	19,766	47,974	83,493
Interest rate futures and forward rate agreements	767	–	–	767
Interest rate options purchased	965	134	33	1,132
Interest rate options written	4,012	–	33	4,045
Forward foreign exchange contracts	5,956	–	–	5,956
Credit derivatives	232	933	2,416	3,581
Total	**27,685**	**20,833**	**50,456**	**98,974**

The nominal amounts of derivatives give an indication of the volume of instruments primarily used by the Group. However, nominal values are not indicative of the credit or market risk associated with the derivative. The cash flows of derivatives are based on the contracted nominal amounts and other contractual terms. Normally, nominal amounts are not exchanged between the contracting parties and are not recorded in the balance sheet. Nominal volumes generally exceed the future cash flow from such instruments

The following table sets out the fair value for each type of instrument in the trading portfolio as at the end of the year:

€ m 31 December	2004 Fair value		2003 Fair value	
	Assets	Liabilities	Assets	Liabilities
Interest rate and currency swaps	212	298	228	302
Interest rate futures and forward rate agreements	–	9	–	3
Interest rate options purchased	2	–	2	58
Interest rate options written	–	–	57	3
Forward foreign exchange contracts	27	227	13	257
Credit derivatives	71	48	21	4
Total	**312**	**582**	**321**	**627**

(33) Credit risk concentrations in the derivatives business

In the derivatives business, credit risks are monitored by establishing limits for each counterparty, requesting appropriate collateral and applying a standard lending policy. In order to standardise the setting of limits, an internal credit rating framework has been established which sets maximum limits. Counterparty risks are grouped in accordance with the Group's internal rating system. To reduce credit risk, the Bank has entered into various Master Netting Agreements ensuring the right to set off 'claims on' against 'liabilities to' a counterparty in the event of payment defaults or bankruptcy. Standard master agreements such as the German Master Agreement on Financial Derivatives Transactions (DRV) or the ISDA Master Agreement generally allow for close out netting of transactions bundled in a master agreement. Master agreements also include the provision of collateral. Collateral is provided in the form of cash or bonds.

The current replacement costs disclosed in note 32 above are the sum of all positive market values, and are an appropriate indicator of the counterparty risk arising on OTC derivatives.

The table below presents replacement costs of derivatives as at the end of the year by the type of counterparty:

€ m Type of counterparty	31 Dec. 2004 Counterparty risk	31 Dec. 2003 Counterparty risk
OECD banks	1,247	738
OECD financial institutions	205	111
Total	**1,452**	**849**

(34) Contingent liabilities and loan commitments

There are no contingent liabilities on guarantees and indemnity agreements in continuing operations.

Loan commitments arise in the normal course of lending business. These represent undrawn group commitments to provide loan capital to potential borrowers. These commitments are not normally fully drawn down. They comprise the following:

€ m	31. Dec. 2004	31. Dec. 2003
Loan commitments		
Public sector loans	10,189	6,109
Other loans	689	801
Total	**10,878**	**6,910**
Of which irrevocable	6,341	5,197
Of which revocable	4,537	1,713

(E) Segment reporting

The Group's profit and loss from continuing operations relates solely to the public finance segment. This is consistent with the internal management and reporting structures of the Group.

(35) Segmentation by geographic region

Total income is analysed by geographic region. For this purpose, a distinction is made between "Ireland" and "Other", based on the registered office or location of the respective group company or branch office.

The geographical segment "Germany" relates entirely to discontinued operations and is therefore no longer presented.

The calculation of results is based on the assumption that the group companies in the regions are legally independent units responsible for their respective operations.

€ m	Ireland		Other		Consolidation/ reconciliation		Group	
	2004	2003	2004	2003	2004	2003	2004	2003
Net interest income	225	146	55	59	–	–	280	205
Net commission income	31	41	36	55	–	-2	67	94
Net result from sale of assets	185	26	27	24	-3	-3	209	47
Net trading result	-41	73	56	39	-10	-4	5	108
Total Income	**400**	**286**	**174**	**177**	**-13**	**-9**	**561**	**454**
Administrative expenditure	-84	-67	-86	-39	31	17	-139	-89
Depreciation	-3	-1	-2	-1	1	–	-4	-2
Other income/expenditure	11	13	37	-9	-40	-3	8	1
Total Expenditure	**-76**	**-55**	**-51**	**-49**	**-8**	**14**	**-135**	**-90**
Operating Results before provisions for loan losses	**324**	**231**	**123**	**128**	**-21**	**5**	**426**	**364**
Provision for loan losses	–	–	–	–	–	–	–	–
Income from continuing operations before income taxes	**324**	**231**	**123**	**128**	**-21**	**5**	**426**	**364**
Income tax	-32	-26	-13	-23	7	1	-38	-48
Income after tax from continuing operations	**292**	**205**	**110**	**105**	**-14**	**6**	**388**	**316**
Minority interest	–	–	–	-4	–	–	–	-4
Group net income continuing operations	**292**	**205**	**110**	**101**	**-14**	**6**	**388**	**312**

(F) Additional disclosure

(36) Total financing volume

The financing volume listed in the table below includes public sector loans, securities of public sector issuers, mortgage loans and other loans of the Group, split between continuing operations and discontinued operations.

€ m	31 Dec 2004			31 Dec 2003		
	Group	Continuing operations	Discontinued operations	Group	Continuing operations	Discontinued operations
Public finance	152,802	91,183	61,619	138,935	77,623	61,312
Property finance	3,009	–	3,009	4,025	–	4,025
Other loans	1,651	962	689	2,366	1,232	1,134
Total	**157,462**	**92,145**	**65,317**	**145,326**	**78,855**	**66,471**

Public sector financing comprises the following regions:

€ m	Group		Continuing operations		Discontinued operations	
	31 Dec 2004	31 Dec 2003	31 Dec 2004	31 Dec 2003	31 Dec 2004	31 Dec 2003
Germany	55,073	52,737	17,982	12,634	37,091	40,103
Italy	20,668	19,912	16,858	15,708	3,810	4,204
France	17,080	16,651	9,776	9,724	7,304	6,927
Spain	14,238	11,962	12,470	10,264	1,768	1,698
USA	5,568	2,760	4,959	2,705	609	55
Austria	5,528	5,870	1,604	1,769	3,924	4,101
Great Britain	4,768	2,847	4,137	2,847	631	-
Japan	4,641	7,932	4,259	7,590	382	342
Greece	4,585	2,319	2,313	883	2,272	1,436
Canada	3,526	2,853	3,295	2,801	231	52
Supranational	2,779	1,595	1,579	573	1,200	1,022
Sweden	2,154	2,510	2,048	2,389	106	121
Switzerland	2,139	1,512	1,727	1,229	412	283
Portugal	2,065	1,890	1,466	1,740	599	150
Belgium	2,036	1,338	1,340	816	696	522
Finland	1,681	1,859	1,645	1,815	36	44
The Netherlands	1,541	541	1,399	532	142	9
Denmark	635	921	453	685	182	236
Russia	410	47	410	47	-	-
Iceland	362	315	362	315	-	-
Romania	222	3	222	3	-	-
Poland	214	40	55	40	159	-
Ireland	187	93	187	86	-	7
Hungary	111	75	97	75	14	-
Norway	86	61	86	61	-	-
Czech Republic	82	101	62	101	20	-
Bulgaria	61	3	61	3	-	-
Slovenia	53	50	53	50	-	-
Other	309	138	278	138	31	-
Total	**152,802**	**138,935**	**91,183**	**77,623**	**61,619**	**61,312**

(37) Operating leases

The rental expense for operating leases in the year was € 5 million (2003: € 2 million).

At 31 December 2004, the aggregate minimum lease payments under operating leases were as follows:

€ m	Operating lease
2005	5
2006	5
2007	4
Thereafter	54
Total	**68**

The Group has no capital leases at 31 December 2004.

(38) Contingencies

DEPFA BANK plc, as the parent company of the Group, has issued letters of comfort. These letters of comfort set out that the parent will ensure that DEPFA ACS BANK, Dublin, DEPFA Deutsche Pfandbriefbank AG, Frankfurt, DEPFA Bank Europe plc, Dublin, DEPFA Investment Bank Ltd, Nicosia, and DEPFA Funding II LP, London are able to fulfil their contractual obligations.

DEPFA Deutsche Pfandbriefbank AG, Frankfurt, will ensure that DEPFA Funding LLC, Delaware is able to fulfil its contractual obligations.

DEPFA Deutsche Pfandbriefbank AG, Frankfurt, has furnished an absolute and irrevocable guarantee for the proper payment of capital and interest amounts for debt securities issued by DEPFA Finance N.V., Amsterdam.

(39) Related party relationships

Transactions with non-consolidated affiliates and with companies in which a participating interest is held amount to:

€ m	Affilated companies		Companies in which a participating interest is held	
	31 Dec. 2004	31. Dec. 2003	31 Dec. 2004	31. Dec. 2003
Equities and other non fixed income securities	–	–	20	40

The above investment is in funds managed by Arsago ACM GmbH, in which the Bank has a 5% shareholding.

Loans to officers of DEPFA BANK plc

At the end of financial year 2004, loans to members of the Board stood at nil (2003: nil).

Report on Directors' remuneration and interests

Remuneration policy

The objective of the group remuneration policy for executive directors is to attract, retain and motivate the executives concerned through remuneration packages which are both competitive and an incentive to the development of the Company, and in the best interests of shareholders. Base salaries for executive directors reflect job responsibilities and reflect levels prevailing in the market for comparable companies. Executive directors participate in annual bonus schemes under which awards are made based on the profit performance of the Group. The remuneration packages of executive directors are reviewed on an annual basis.

Compensation Committee

The Compensation Committee listed on page 128, consists of independent non-executive directors with no financial interests in the matters decided by the Committee. The Compensation Committee determines the remuneration packages of the executive directors.

Directors' remuneration

€	2004	2003
Emoluments for services as a director including fees	766,038	767,534
Salaries and other emoluments	33,293,195	19,442,296
Total	**34,059,233**	**20,209,830**

Directors' emoluments shown above comprise all fees, salaries, pension provisions, shares vested on 15 February 2005 and other benefits and emoluments.

On 16 February 2003 and 31 January 2004 the Group awarded a total of 5,039,000 shares to the directors of the Bank under the Incentive Compensation Programme. These shares vest over a three year period. 1,679,610 shares vested on 15 February 2005.

Service contracts

There are no service contracts with notice periods exceeding 12 months or with provisions for predetermined compensation on termination.

Directors interests

The beneficial interests of the directors of the company and their spouses and minor children in the ordinary share capital of the company, as at 31 December 2004, were as follows:

	Shares
Richard Brantner	62,800
Gerhard Bruckermann	4,920,540
Dermot Cahillane	3,000
Fulvio Dobrich	2,220,000
Reinhard Grzesik	21,200
Thomas M. Kolbeck	738,990

As at 1 March 2005, the beneficial interests of directors of the company and their spouses and minor children in the ordinary share capital of the company were:

	Shares
Richard Brantner	62,800
Gerhard Bruckermann	5,505,070
Dermot Cahillane	6,241
Fulvio Dobrich	2,220,000
Reinhard Grzesik	130,690
Thomas M. Kolbeck	1,214,040

(40) Average numbers of employees during the financial year

	Total
Full-time employees	357
Part-time employees	16
Permanent staff	**373**
Temporary staff	23

(41) Comparative figures

In order to conform with the current year's presentation, certain reclassifications have been made to the comparative figures.

(G) Board of Directors and other information

Board of Directors

Mr. G. Bruckermann (Chairman)[1]
Dr. R. Brantner (Deputy Chairman)
Mr. T. M. Kolbeck (Deputy Chairman)[1]
Mr. D. M. Cahillane[1]
Mr. F. Dobrich[1] (until 15.2.2005)
Mr. R. Grzesik[1]
Prof. Dr. A. Hemmelrath
Mr. J. Karcher[1] (until 1.1.2005)
Mr. M. O'Connell
Mr. J. Poos
Mr. H. Reich
Prof. Dr. F. Ruane
Prof. Dr. Dr. h.c. mult. H. Tietmeyer

Board Committees

Audit Committee

Mr. M. O'Connell (Chairman)
Dr. R. Brantner
Prof. Dr. F. Ruane

Compensation Committee

Prof. Dr. A. Hemmelrath (Chairman)
Dr. R. Brantner
Mr. H. Reich

Secretary & Registered Office

Mr. N. Kavanagh
1, Commons Street
Dublin 1
Ireland

Auditors

PricewaterhouseCoopers
Chartered Accountants and Registered Auditors
Georges Quay
Dublin 2
Ireland

Solicitors

McCann FitzGerald
2, Harbourmaster Place
Dublin 1
Ireland

[1] (Members of the Executive Committee)

(H) Schedule of Shareholdings

of DEPFA BANK plc as at 31 December 2004

No.	Name of the company	Registered office	Share in capital	Held via No.	Equity in million €
1	DEPFA BANK plc	Dublin		–	2,934
	Consolidated subsidiaries				
2	DEPFA Bank Europe plc	Dublin	100.0	1	29
3	DEPFA Deutsche Pfandbriefbank AG	Frankfurt	99.2	1	1,488
4	DEPFA Investment Bank Ltd.	Nicosia	100.0	1, 15, 17	517
5	DEPFA ACS BANK	Dublin	100.0	1	463
6	DEPFA Capital Japan K.K.	Tokyo	100.0	1	11
7	DEPFA UK Ltd	London	100.0	1	–
8	DEPFA Finance N.V.	Amsterdam	100.0	3	7
9	DEPFA BANK plc Deferred Stock Trust	Jersey	–	1	–
10	DEPFA Asset Management Romania S.A.	Bucharest	87.8	4	–
11	DEPFA Real Estate Romania SRL	Bucharest	100.0	10	–
12	DEPFA Asset Management Ireland Ltd.	Dublin	100.0	4	–
13	DIBL Asset Management Ltd.	Nicosia	100.0	4	–
14	DEPFA Investment Funds plc	Dublin	100.0	12, 13	–
15	DEPFA Holdings B.V.	Amsterdam	100.0	1	260
16	DEPFA International Holdings GmbH	Frankfurt	100.0	15	–
17	Catalina Management Ltd.	Nicosia	100.0	15	20
18	DEPFA Erste GmbH	Frankfurt	100.0	1	–
19	DEPFA Zweite GmbH	Frankfurt	100.0	3	–
20	DBE Property Holdings Ltd.	Dublin	100.0	1	–
21	DEPFA Hold One Ltd.	Dublin	100.0	1	–
22	DEPFA Hold Two Ltd.	Dublin	100.0	1	–
23	DEPFA Hold Three Ltd.	Dublin	100.0	1	–
24	DEPFA Hold Four Ltd.	Dublin	100.0	1	–
25	DEPFA Converging Markets Co-Investment LP	Cayman	75.0	4	–
26	DEPFA Asset Management Cayman Ltd	Cayman	100.0	4	–
27	DEPFA Performance Converging Markets Ltd	Cayman	100.0	4	–

Corporate Governance

DEPFA BANK plc is committed to the highest standards of corporate governance.

The Board of Directors is accountable to the Company's shareholders for corporate governance, and this Statement of Corporate Governance describes how the provisions and principles are applied in the Company.

The Board of Directors

The Company is led and controlled by an effective Board. The Board has reserved to itself for decision, a formal schedule of strategic matters relating to the Company and its future direction.

The majority of the Board are non-executive Directors. All the Directors bring independent judgement to bear on issues of strategy, key appointments, performance, resources and standards. The non-executive Directors are independent of management and are considered free from any business or other relationship that could influence their independent judgement.

The Board meets in accordance with a regular schedule of meetings, and also meets on occasions as considered necessary.

The Directors have access to the advice and services of the Company Secretary, who is responsible for ensuring that Board procedures are followed and that the Board complies with applicable rules and regulations.

Board Committees

The Board has established two committees that operate within specific terms of reference. These committees are the Audit Committee and the Compensation Committee, both of which are committees of the Board. These committees are comprised of non-executive Directors all of whom are considered to be independent. The composition and the terms of reference of each committee are reviewed annually.

Audit Committee

The Audit Committee provides a link between the Board and internal and external auditors, is independent of the Company's management and is responsible for:

- Approving the appointment of the external auditors;
- Reviewing the scope of the audit by the external auditors;
- The cost-effectiveness and the independence of the external auditors;
- Discussion of the Group's Interim and Annual Financial Statements;
- Assessing the effectiveness of the Group's internal control processes, and
- Reviewing the Group's accounting policies

The external auditors are regularly invited to attend the Audit Committee meetings, together with the Chief Executive Officer and Chief Financial Officer.
The Committee also meets once a year with the external auditors in confidential session, without management present.

The external auditors and internal audit have unrestricted access to the Chairman of the Audit Committee.

Compensation Committee

The Compensation Committee decides on the Executive Directors' and Company Secretary's remuneration. The Committee also takes responsibility, together with the Chief Executive Officer, for general remuneration schemes and in particular for incentive schemes.

Executive Committees

The Chief Executive Officer has powers delegated to him by the Board to establish Executive Committees, and is responsible for drawing up the schedule of responsibilities of these committees.

The following committees have been established:

- Executive Committee
- Assets & Liabilities Committee
- Asset Management Committee
- Credit Committee
- Strategic Planning Committee

Internal Controls

The Directors have overall responsibility for the Company's system of internal control and for reviewing its effectiveness. Such systems are designed to manage, rather than eliminate, the risk of failure to achieve business objectives and can only provide reasonable and not absolute assurance against material mis-statement or loss.

The Company's overall control systems include:

- A clearly-defined structure with defined authority limits and reporting mechanisms to higher levels of management and to the Board;
- Appropriate terms of reference for Board Committees and Sub-Committees with responsibility for core areas;
- Comprehensive policies and procedures relating to financial controls, asset and liability management, market risk, operational risk and credit risk management;
- An annual budget and monthly reporting system which enables active monitoring of progress against objectives and early rectification where required;
- Compliance, controlled centrally by the Compliance Officer;
- An internal audit function.


12
11
1
10
2
9
3
8
4
6
5



03:35 pm, 40°24' N 3°41' W
DEPFA BANK, Madrid















Addresses 2004


BYCYKLEN











03:35pm, 55°40' N 12°35' O
DEPFA BANK, Copenhagen



Addresses

DEPFA BANK plc
1, Commons Street
Dublin 1, Ireland
Phone +353 1 792-2222 , Fax +353 1 792-2211
www.depfa.com

Frankfurt Office
Neue Mainzer Straße 75
60311 Frankfurt, Germany
Phone +49 69 92882-0, Fax +49 69 92882-100

Nordic Representative Office
Frederiksgade 7
1265 Copenhagen K, Denmark
Phone +45 33 93-7571, Fax +45 33 93-7579

London Branch
105 Wigmore Street
London W1U 1QY, United Kingdom
Phone +44 20 7290-8400, Fax +44 20 7290-0580

Madrid Representative Office
Bárbara de Braganza 2.2° B
28004 Madrid, Spain
Phone +34 91 7004-640, Fax +34 91 3100-791

New York Branch
623 Fifth Avenue, 22nd floor
New York, N.Y. 10022, USA
Phone +1 917 286 2000, Fax +1 917 286 2088

Chicago Representative Office
30 North LaSalle Street, Suite 1510
Chicago, IL 60602, USA
Phone +1 312 332 9100, Fax +1 312 332 9192

Paris Branch
Succursale de Paris
8, rue Halévy
75009 Paris, France
Phone +33 1 44 94-8270, Fax +33 1 42 66-4698

Rome Branch
Via di Torre Argentinia n.21 (Palazzo Origo)
00186 Rome, Italy
Phone +39 06 6840-2801, Fax +39 06 6840-2831

San Francisco Representative Office
One Market
Steuart Tower, Suite 1125
San Francisco, California, CA 94105, USA
Phone +1 415 541 7991, Fax +1 415 541 9036

Tokyo Branch
Atago Green Hills MORI Tower, 41F
2-5-1, Atago, Minato-ku
Tokyo 105-624 1, Japan
Phone +81 3 5402-9000, Fax +81 3 5402-9010

DEPFA Deutsche Pfandbriefbank AG
An der Welle 5
60322 Frankfurt, Germany
Phone +49 69 5006-0, Fax +49 69 5006-1331

Rome Branch
Via di Torre Argentinia n.21 (Palazzo Origo)
00186 Rome, Italy
Phone +39 06 6840-2801, Fax +39 06 6840-2831

DEPFA Investment Bank Ltd.
International Banking Unit
10 Diomidous Street, 3rd floor
CY-2024 Nicosia, Cyprus
Phone +357 22 396-300, Fax +357 22 396-399

Hong Kong Representative Office
1005 ICBC Tower
3 Garden Road
Central, Hong Kong
Phone +852 2509-9100, Fax +852 2509-9099

DEPFA ACS BANK
1, Commons Street
Dublin 1, Ireland
Phone +353 1 792-2222, Fax +353 1 792-2211

DEPFA UK Limited
105 Wigmore Street
London W1U 1QY, United Kingdom
Phone +44 20 7290-8400, Fax +44 20 7495-0580

DEPFA Capital Japan K. K.
Atago Green Hills MORI Tower, 41F
5-1, Atago Green 2 chome, Minato-ku
Tokyo 105-624 1, Japan
Phone +81 3 3437-7620 , Fax +81 3 3437-7623

DEPFA Finance N.V.
Herengracht 450
1017 BW Amsterdam, Netherlands
Phone +31 20 555-4466, Fax +31 20 555-4308

Financial calendar

15 February 2005
Publication of preliminary Financial Figures 2004

3 May 2005
Annual General Meeting of DEPFA BANK plc

9 May 2005
Publication of 1st Quarter Results 2005

3 and 4 June 2005
Investor Day in Dublin

3 August 2005
Publication of 2nd Quarter Results 2005

2 November 2005
Publication of 3rd Quarter Results 2005

DEPFA BANK plc
1 Commons Street
Dublin 1, Ireland

Phone +353 1 792-2222
Fax +353 1 792-2211
E-mail: info@depfa.com
www.depfa.com


DEPFA BANK